BIO-TECHNE CORPORATION 8-K

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

MERCK KGAA, DARMSTADT, GERMANY,

EMD HOLDINGS NEWCO, INC.

and

BIO-TECHNE CORPORATION

Dated as of June 25, 2026

i

Annex I	Defined Terms

Exhibit A	Form of Amended and Restated Articles of Incorporation of the Surviving Corporation

This AGREEMENT AND PLAN OF MERGER, dated as of June 25, 2026 (this “Agreement”), is made by and among Merck KGaA, Darmstadt, Germany, a German corporation with general partners (“Parent”), EMD Holdings NewCo, Inc., a Minnesota corporation and a Wholly-Owned Subsidiary of Parent (“Merger Sub”), and Bio-Techne Corporation, a Minnesota corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I, and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, it is proposed that, upon the terms and subject to the conditions of this Agreement, and in accordance with the Minnesota Business Corporation Act (the “MBCA”), Merger Sub will be merged with and into the Company with the Company surviving as a Wholly-Owned Subsidiary of Parent (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”), and each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Excluded Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the executive board (Geschäftsleitung) of Parent (the “Parent Board”) has approved this Agreement and the consummation by Parent of the Transactions, including the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of the Company and its shareholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and, subject to receiving the Company Shareholder Approval, the consummation by the Company of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the shareholders of the Company to be approved and adopted and (d) upon the terms and subject to the conditions of this Agreement, resolved to recommend approval and adoption of this Agreement by the shareholders of the Company;

WHEREAS, the board of directors of Merger Sub has (a) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of Merger Sub and its shareholder, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation by Merger Sub of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the shareholder of Merger Sub to be approved and adopted and (d) upon the terms and subject to the conditions of this Agreement, resolved to recommend approval and adoption of this Agreement by the shareholder of Merger Sub; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions of this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”), and all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of Merger Sub and the Company shall vest in the Surviving Corporation, and all of the debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation, in each case, in accordance with Section 302A.641 of the MBCA.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place on the fifth Business Day after the date on which each of the conditions set forth in ARTICLE VI is satisfied, or to the extent permitted by Law, waived by the party entitled to waive such condition (other than those conditions that by their terms are only capable of being satisfied on the Closing Date, but subject to the satisfaction or, if permissible, waiver of such conditions by the party entitled to waive such conditions) remotely by the exchange of electronic signatures and documents, or, to the extent such exchange is not practicable, at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603, or at such other date, place or time agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.03 Effective Time. Concurrently with the Closing, the Company shall file articles of merger with respect to the Merger (the “Articles of Merger”) with the Secretary of State of the State of Minnesota in such form as required by, and executed in accordance with, the MBCA. The Merger shall become effective on the date and time at which the Articles of Merger have been duly filed with the Secretary of State of the State of Minnesota or on such later date or at such later time as is agreed between the parties and specified in the Articles of Merger (such date and time, the “Effective Time”).

Section 1.04 Organizational Documents; Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time, (i) subject to Section 5.08, the Company Charter, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger and Section 302A.611, Subd. 1(d), of the MBCA, be amended and restated so as to read in its entirety in the form set forth in Exhibit A, and as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation of the Surviving

Corporation, and (ii) the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and as so amended and restated, shall thereafter be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation and the bylaws of the Surviving Corporation.

(b) Directors. Subject to applicable Law, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the applicable provisions of the articles of incorporation and the bylaws of the Surviving Corporation until their respective successors are duly elected or until their earlier death, resignation or removal.

(c) Officers. From and after the Effective Time, the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the articles of incorporation and the bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal.

Section 1.05 Plan of Merger. This Agreement shall constitute a “plan of merger” for purposes of the MBCA (the “Plan of Merger”).

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holders of any capital stock of the Company or Merger Sub or any other person:

(i) Conversion of Company Common Stock. Each share of Company Common Stock (each, a “Share”) (other than Company Restricted Stock) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall automatically be converted into the right to receive $73.00 in cash (the “Merger Consideration”), without any interest thereon and less any required Tax withholdings as provided in Section 2.05, and all of such Shares shall cease to be outstanding and shall cease to exist, and each certificate representing a Share (a “Certificate”) or a non-certificated Share represented by book-entry (“Book-Entry Shares”) that immediately prior to the Effective Time represented any of the Shares (other than Excluded Shares) shall thereafter be canceled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.02(b), without interest thereon, subject to Section 2.05.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by the Company or any Company Subsidiary and all Shares owned of record by Parent, Merger Sub or any of their respective Subsidiaries (other than, in each case, Shares held on behalf of a third party) shall be canceled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only issued or outstanding shares of capital stock of the Surviving Corporation. At the Effective Time, all certificates representing common stock of Merger Sub (if any) shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, any change in the number of outstanding Shares shall occur as a result of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, division, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date and payment date within said period, the Merger Consideration shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.01(b) shall be construed to permit the Company or any other person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent and Exchange Fund.

(i) At least three Business Days prior to the Effective Time, Parent shall designate Equiniti Trust Company, LLC or another nationally recognized financial institution reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration, and at or prior to the Closing, Parent shall enter into a paying agent agreement in form and substance reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement.

(ii) Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Shares (other than Excluded Shares), by wire transfer of immediately available funds, an amount in cash sufficient to pay the Aggregate Common Stock Consideration (the “Exchange Fund”). In the event the Exchange Fund is insufficient to make the payments contemplated by this ARTICLE II, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, an amount in cash such that the Exchange Fund becomes sufficient to make such payments.

(iii) The Exchange Fund shall be invested by the Paying Agent, as directed by Parent, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this ARTICLE II, which investment shall (A) be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by

Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and (B) in no event have a maturity that exceeds three months; provided that no investment of such deposited funds or loss on such investment shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this ARTICLE II, and following any losses from any such investment, Parent shall promptly deposit with the Paying Agent by wire transfer of immediately available funds, in trust for the benefit of the holders of Shares (other than Excluded Shares), an amount in cash equal to the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or income produced by such investments will be payable to Merger Sub or Parent pursuant to Section 2.02(d). Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the persons entitled to the Merger Consideration in accordance with Section 2.01 and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.02, except as expressly provided for in this Agreement.

(b) Exchange of Certificates and Book-Entry Shares.

(i) Letters of Transmittal and Instructions. As promptly as practicable after the Effective Time (but in no event later than the second Business Day following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(i): (A) a letter of transmittal in customary form (agreed to by Parent and the Company prior to the Effective Time), which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of such Certificate (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent and (B) instructions for effecting the surrender of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Procedures for Surrender. Upon surrender of any Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) or Book-Entry Shares for cancellation to the Paying Agent, and, in the case of Certificates and Book-Entry Shares not held by The Depository Trust Company, delivery of a letter of transmittal, duly completed, in proper form and validly executed in accordance with the instructions thereto or, in the case of Book-Entry Shares held by The Depository Trust Company, receipt of an “agent’s message” by the Paying Agent, and such other customary evidence of surrender as the Paying Agent may reasonably require, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the Shares formerly represented by such Certificates or Book-Entry Shares were converted pursuant to Section 2.01, and any Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name a Certificate so surrendered is registered, if such Certificate is properly endorsed or is otherwise in proper form for transfer and the person requesting such payment either pays to the Paying Agent any applicable transfer and other similar Taxes or establishes to the reasonable satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or in respect of any Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Shares on the records of the Company of the Shares that were outstanding immediately prior to the Effective Time. The Merger Consideration received in accordance with the terms of this ARTICLE II shall be deemed to have been received in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, any Certificates formerly representing Shares (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Agreement, subject to applicable Law.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received or income produced with respect thereto) not disbursed to or claimed by holders of Shares, and thereafter such holders shall be entitled to look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable in respect of their Shares in accordance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration properly delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law. Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration to be paid in accordance with this ARTICLE II that remains undistributed to the holders of Shares as of immediately prior to the date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent or the Surviving Corporation, as applicable) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and compliance with the other applicable procedures set forth in Section 2.02, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that the Paying Agent or the Surviving Corporation may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount as indemnity against any claim that may be made against Parent or Surviving Corporation with respect to such Certificate.

Section 2.03 Treatment of Outstanding Equity Awards and Equity Plans.

(a) Treatment of Company Options.

(i) Each option to purchase Shares granted pursuant to a Company Stock Plan (other than any option granted under the Company Stock Purchase Plan) (the “Company Options”) that is outstanding and vested as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, as of the Effective Time, be canceled and, in exchange therefor, each holder of any such canceled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the number of Shares subject to such canceled Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such canceled Company Option (such amounts payable hereunder, the “Vested Option Consideration”) (without interest and less any required Tax withholdings as provided in Section 2.05); provided further, that any Company Option with respect to which the exercise price per Share subject thereto is equal or greater than the Merger Consideration shall be canceled in exchange for no consideration. From and after the Effective Time, no vested Company Option shall be exercisable, and each vested Company Option shall entitle the holder thereof only to the payment provided for in this Section 2.03(a)(i).

(ii) Each Company Option (or portion thereof) that is unvested as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, as of the Effective Time, cease to represent an option to purchase Shares and shall be converted into a fixed cash-based award (a “Parent Cash-Based Option Award”) in respect of an amount in cash, less applicable Tax withholding, equal to the product (rounded down to the nearest whole cent) of (i) the number of Shares subject to such canceled Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such canceled Company Option (such amounts payable hereunder, the “Unvested Option Consideration”) (without interest and less any required Tax withholdings as provided in Section 2.05); provided that for purposes of determining the number of Company Options outstanding immediately prior to the Effective Time, in the case of any unvested Company Option which is subject to performance-based vesting requirements and for which the applicable performance period has not been completed as of such time, any applicable performance-based conditions shall be deemed to have been achieved at target performance; provided further, that any Company Option with respect to which the exercise price per Share subject thereto is equal or greater than the Merger Consideration shall be canceled in exchange for no consideration. The Parent Cash-Based Option Award shall vest in accordance with the vesting terms (including any acceleration of vesting) that applied to the corresponding portion of the unvested Company Option immediately prior to the Effective Time. Each applicable portion of the Parent Cash-Based Option Award shall become payable to the applicable holder within 15 Business Days following vesting. Except as specifically provided above and for any terms rendered inoperative by reason of the Transactions or for such other changes that are necessary for the administration of such Parent Cash-Based Option Award and not materially detrimental to the holder thereof, following the Effective Time, each Parent Cash-Based Option Award shall continue to be governed by the same terms and conditions (including service-based vesting terms) as were applicable to the corresponding Company Option immediately prior to the Effective Time; provided, that, in the case of any unvested Company Option awards that are subject to performance-based vesting conditions, each such Parent Cash-Based Option Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions.

(b) Treatment of Time-Based Restricted Stock Units. Each award of restricted stock units with respect to Shares that is solely subject to time-based vesting requirements (each, an “RSU”) granted pursuant to a Company Stock Plan (each, a “RSU Award”) and is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, as of the Effective Time, cease to represent an RSU Award denominated in Shares and shall be converted into a fixed cash-based award (a “Parent Cash-Based RSU Award”) in respect of an amount in cash, less applicable Tax withholding, equal to the product (rounded to the nearest whole cent) of (A) the number of RSUs subject to such canceled RSU Award, multiplied by (B) the Merger Consideration (the “RSU Consideration”) (without interest and less any required Tax withholdings as provided in Section 2.05). Except as specifically provided above and for any terms rendered inoperative by reason of the Transactions or for such other changes that are necessary for the administration of such Parent Cash-Based RSU Award and not materially detrimental to the holder thereof, following the Effective Time, each such Parent Cash-Based RSU Award shall continue to be governed by the same terms and conditions (including service-based and accelerated vesting terms) as were applicable to the applicable RSU Award immediately prior to the Effective Time.

(c) Treatment of Performance-Based Restricted Stock Units. Each award of restricted stock units that is subject to performance-based vesting requirements (each, a “PSU”) granted pursuant to a Company Stock Plan (each, a “PSU Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, as of the Effective Time, cease to represent a performance share unit award denominated in Shares and shall be converted into a Parent Cash-Based RSU Award in respect of an amount in cash, less applicable Tax withholding, equal to the product (rounded to the nearest whole cent) of (A) the number of PSUs subject to such canceled PSU Award, multiplied by (B) the Merger Consideration (the “PSU Consideration”) (without interest and less any required Tax withholdings as provided in Section 2.05); provided that for purposes of determining the number of PSUs outstanding immediately prior to the Effective Time, with respect to any portion of the PSU Award with a performance period that has not been completed as of such time, any applicable performance-based conditions shall be deemed to have been achieved at maximum performance. Except as specifically provided above and for any terms rendered inoperative by reason of the Transactions or for such other changes that are necessary for the administration of such Parent Cash-Based RSU Award and not materially detrimental to the holder thereof, following the Effective Time, each such Parent Cash-Based RSU Award shall continue to be governed by the same terms and conditions (including service-based and accelerated vesting terms) as were applicable to the applicable PSU Award immediately prior to the Effective Time; provided, that each such Parent Cash-Based RSU Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions.

(d) Treatment of Company Restricted Stock. Each award of Shares that is subject to vesting restrictions (the “Company Restricted Stock”) made under a Company Stock Plan (each, a “Company Restricted Stock Award”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, as of the Effective Time, cease to represent a restricted stock award denominated in Shares and shall be converted into a fixed cash-based award (a “Parent Cash-Based Restricted Share Award”) in respect of an amount in cash, less applicable Tax withholding, equal to the product (rounded down to the nearest whole cent) of (i) the number of Shares subject to such canceled Company Restricted Stock Award, multiplied by (ii) the Merger Consideration (the “Restricted Stock Consideration”) (without interest and less any required Tax withholdings as provided in Section 2.05); provided that for purposes of determining the number of shares of Company Restricted Stock outstanding immediately prior to the Effective Time, with respect to any portion of the Company Restricted Stock Award with a performance period that has not been completed as of such time, any applicable performance-based conditions shall be deemed to have been achieved at target performance. Except as specifically provided above and for any terms rendered inoperative by reason of the Transactions or for such other changes that are necessary for the administration of such Parent Cash-Based Restricted Share Award and not materially detrimental to the holder thereof, following the Effective Time, each such Parent Cash-Based Restricted Share Award shall continue to be governed by the same terms and conditions (including vesting terms, including acceleration of vesting) as were applicable to the applicable Company Restricted Stock Award immediately prior to the Effective Time.

(e) Termination of Company Stock Plan. The Company Board (or, if appropriate, any committee thereof) shall adopt resolutions to provide that, as of the Effective Time, the Company Stock Plan shall terminate, and no further rights with respect to Shares or any other awards shall be granted thereunder, and to effectuate the treatment of Section 2.03(a) through Section 2.03(d).

(f) Treatment of Company Stock Purchase Plan. With respect to the Company Stock Purchase Plan, as soon as practicable following the date of this Agreement, the Company Board (or a committee thereof) shall adopt resolutions to provide that (i) no further Phase (as defined in the Company Stock Purchase Plan) will commence pursuant to the Company Stock Purchase Plan after the date hereof, (ii) participants may not increase deductions under the Company Stock Purchase Plan or otherwise make separate non-payroll contributions to the Company Stock Purchase Plan, in each case, after the date hereof and (iii) no new participants may begin participation after the date hereof. Prior to the Effective Time, the Company will adopt resolutions to provide that, effective upon the consummation of the Merger: (i) the termination date with respect to any Phase that would otherwise occur on or after the Effective Time, if any, will occur no later than five Business Days prior to the date on which the Effective Time occurs; (ii) the Company will effect any pro rata adjustments that may be necessary to reflect the shortened Phase, if applicable, but otherwise treat such shortened Phase as a fully effective and completed Phase for all purposes pursuant to the Company Stock Purchase Plan; and (iii) each outstanding purchase right pursuant to the Company Stock Purchase Plan will be exercised. On such exercise date, if any, referred to in clause (iii) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the Company Stock Purchase Plan within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the Company Stock Purchase Plan and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. No later than immediately prior to and effective as of the Effective Time, the Company will terminate the Company Stock Purchase Plan.

(g) Parent Funding. At the Effective Time, Parent shall deposit with the Surviving Corporation cash in the amount necessary to make the payments to the holders of vested Company Options required under Section 2.03(a), and Parent shall cause the Surviving Corporation to make the payments required under Section 2.03(a) no later than the first administratively practicable payroll period after the Effective Time. Parent shall cause the Surviving Corporation to pay the holders of Equity Awards all amounts required to such holders by Section 2.03 through the payroll of the Surviving Corporation or one of its Affiliates, or, at the election of the Company, through a payroll agent, in each case, subject to Section 2.05. Amounts payable under this Section 2.03 that constitute “nonqualified deferred compensation” subject to Section 409A of the Code (if any) shall be made at the earliest time permitted under the terms of the applicable award agreement, plan or arrangement relating to the Parent Cash-Based Option Award, Parent Cash-Based RSU Award or Parent Cash-Based Restricted Share Award that will not trigger a Tax or penalty under Section 409A of the Code.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held of record or beneficially by a person who has not voted in favor of approval and adoption of this Agreement and who is entitled to demand and properly exercises dissenters’ rights with respect to such Shares (such Shares, “Dissenting Shares,” and each holder of Dissenting Shares, a “Dissenting Shareholder”) pursuant to, and who complies in all respects with, Sections 302A.471 and 302A.473 of the MBCA (the “Dissenters Rights”), shall not be converted into or represent the right to receive the Merger Consideration as described in Section 2.01(a)(i) for such Dissenting Shares but instead shall be entitled to payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares in accordance with the Dissenters Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Dissenters Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as described in Section 2.01(a)(i), without interest thereon and subject to Section 2.05, and the Surviving Corporation shall remain liable for delivery of the Merger Consideration for such Shares. The Company shall provide prompt notice to Parent of any demands and any other instruments served pursuant to applicable Law that are received by the Company for Dissenters Rights with respect to any Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.05 Withholding Taxes. Each of Parent, the Surviving Corporation and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement, such Tax amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable state, local or foreign Tax Law. To the extent that Tax amounts are so withheld by the

Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld Tax amounts (a) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity and (b) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be. Each of Parent and the Company (and any of their respective Affiliates) shall reasonably cooperate with each other to reduce or eliminate any withholding from the Merger Consideration payable to holders of Shares pursuant to this Agreement, including that the Company shall deliver at least seven Business Days prior to the Closing Date a draft of a certificate satisfying the requirements of Treasury Regulations Section 1.897-2(h) and 1.1445-2(c)(3) and stating that the equity interests in the Company are not “United States real property interests,” and shall incorporate all reasonable comments provided by Parent with respect to such certificate (such certificate, as agreed to by Parent, the “Closing FIRPTA Certificate”). The Company shall deliver at Closing a duly executed Closing FIRPTA Certificate, dated as of the Closing Date, and the corresponding notice to the IRS in accordance with Treasury Regulations Section 1.897-2(h), with written authorization for Parent to deliver such notice to the IRS on behalf of the Company after the Closing Date (the “Closing FIRPTA Notice”), provided that, after the date hereof, and before the Closing Date, the Parties may consult in good faith with each other to conclude that delivery of the Closing FIRPTA Certificate and the Closing FIRPTA Notice is not necessary for purposes of establishing Parent’s withholding obligations.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents publicly filed or furnished prior to the date of this Agreement, other than disclosures in the “Risk Factors” section of any such filings and any disclosure of risks included in any “forward-looking statements” disclaimer contained in any such filings that are both non-specific and cautionary in nature, or (b) as disclosed in the separate disclosure letter that has been delivered by the Company to Parent prior to the execution and delivery of this Agreement, including the documents attached to, or incorporated by reference in, such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Material Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. The Company and each Material Subsidiary has the requisite corporate or other legal entity, as the case may be, power and authority to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Material Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification, licensing or standing, except where the failure to be so qualified, in good standing or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or, solely with respect to the Company and each Material Subsidiary that is incorporated, organized or formed, as applicable, in the United States, prevent, materially impair, or materially delay the consummation of the Transactions. The Company or a Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Material Subsidiaries.

(b) All of the issued and outstanding shares of capital stock or other equity securities of each of the Material Subsidiaries are owned by the Company or Company Subsidiaries free and clear of any Liens (other than Permitted Liens or transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws), and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c) Each Company Subsidiary that is not a Material Subsidiary (a “Non-Material Subsidiary”) is a corporation or other legal entity duly incorporated or organized and validly existing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be duly incorporated or organized or validly existing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Non-Material Subsidiary has the requisite corporate or other legal entity, as the case may be, power and authority to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Non-Material Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification, licensing or standing, except where the failure to be so qualified, in good standing or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Company has made available to Parent or filed with the SEC true and complete copies of the Company Charter and the Company Bylaws and, prior to the date of this Agreement, has made available to Parent true and complete copies of the organizational documents of each Material Subsidiary incorporated, organized or formed, as applicable, in the United States, in each case, as in effect as of the date of this Agreement.

(e) Section 3.01(e) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each Company Subsidiary, together with its jurisdiction of incorporation or organization.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 405,000,000 shares, consisting of (i) 400,000,000 shares of Company Common Stock and (ii) 5,000,000 undesignated shares, par value $0.01 per share (“Company Undesignated Stock”). As of the close of business on June 19, 2026 (the “Specified Date”), (A) 155,828,504 Shares (including 17,852 Shares of Company Restricted Stock) were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, (B) no shares of Company Undesignated Stock were issued and outstanding and (C) no Shares were held in treasury. From the Specified Date through the date of this Agreement, the Company has not issued any Shares (other than upon the exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs, in each case outstanding as of the Specified Date).

(b) As of the close of business on the Specified Date, (i) 7,427,270 Shares were issuable in respect of outstanding Company Options (assuming the maximum level of performance under performance-based Company Options), (ii) 17,852 Shares of Company Restricted Stock were outstanding, (iii) 610,319 Shares were issuable in respect of outstanding RSUs and (iv) 495,282 Shares were issuable in respect of outstanding PSUs, assuming the maximum level of performance under the PSU Awards. As of the close of business on the Specified Date, the Company had no Shares or shares of Company Undesignated Stock reserved for issuance, except for (i) the Shares reserved for issuance pursuant to the outstanding Equity Awards described above, (ii) an additional 5,538,267 Shares reserved for additional grants of awards pursuant to the Company Stock Plan and (iii) 187,716 Shares reserved for issuance pursuant to the Company Stock Purchase Plan. From the Specified Date through the date of this Agreement, the Company has not issued any Equity Award.

(c) As of the date of this Agreement, except (i) with respect to the Equity Awards referred to in Section 3.02(b) and the related award agreements and (ii) purchase rights under the Company Stock Purchase Plan, there are no outstanding or existing (A) options, warrants, calls, subscriptions, rights of first refusal, rights of first offer, agreements, convertible or exchangeable securities, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, equity-based compensation or other similar rights, agreements or commitments of any character to which the Company is a party obligating the Company to issue, transfer or sell any shares of capital stock or other equity interest in the Company or securities convertible into or exchangeable for such shares or equity interests relating to or based on the value of the equity securities of the Company or otherwise giving any person a right to subscribe for or acquire any shares of capital stock or other equity securities of the Company, or (B) obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or to make any payment based on the price or value of any capital stock or equity securities of the Company. Since the close of business on the Specified Date through the date of this Agreement, the Company has not issued any Shares or other class of equity security (other than Shares in respect of the Equity Awards and the Company Stock Purchase Plan).

(d) As of the date of this Agreement, (i) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary, having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of the Company or any Company Subsidiary may vote and (ii) there are no outstanding voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

(e) Each Equity Award was granted in compliance in all material respects with all applicable Laws and all the terms and conditions of the Company Stock Plan pursuant to which it was issued. Each Company Option granted to an individual subject to U.S. taxation (i) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant and (ii) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns made available to Parent.

(f) Each Company Option granted to an individual subject to U.S. taxation does not trigger any obligation or liability for the holder thereof under Section 409A of the Code.

Section 3.03 Authority.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and, subject to obtaining the Company Shareholder Approval and assuming the accuracy of the representations and warranties contained in Section 4.10, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company Board and, other than the Company Shareholder Approval and filing of the Articles of Merger with the Secretary of State of the State of Minnesota, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and this Agreement (assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub and assuming the accuracy of the representations and warranties contained in Section 4.10) constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a Proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, has (i) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of the Company and its shareholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement (including the Plan of Merger) and, subject to receiving the Company Shareholder Approval, the consummation by the Company of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that this Agreement (including the Plan of Merger) be submitted to the shareholders of the Company to be approved and adopted and (iv) upon the terms and subject to the conditions of this Agreement, resolved to recommend approval and adoption of this Agreement (including the Plan of Merger) by the shareholders of the Company, in each case, by resolutions duly adopted, which resolutions, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent except in accordance with Section 5.03.

Section 3.04 No Conflict; Required Filings and Consents.

(a) Assuming the accuracy of the representations and warranties contained in Section 4.10, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will: (i) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Charter or the Company Bylaws or the organizational documents of any Company Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications or similar actions described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract (other than such real property described in clause (iii) of the definition of “Real Property”), except, (A) with respect to clauses (ii) and (iii), for (1) any such consents, approvals and authorizations, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair, or materially delay the consummation of the Transactions and (2) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair, or materially delay the consummation of the Transactions, and (B) with respect to clause (iii), as contemplated by Section 2.03.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota; (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act or any other applicable U.S. or foreign competition, antitrust or merger control Laws (together with the HSR Act, “Antitrust Laws”) or Investment Screening Laws; (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act; (iv) filings as may be required under the rules and regulations of Nasdaq; (v) compliance with any applicable international, federal or state securities or “blue sky” Laws; (vi) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Parent or any of its Affiliates or Parent’s or any of its Affiliates’ assets, revenues or turnover in any particular jurisdiction; and (vii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings or registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair, or materially delay the consummation of the Transactions.

Section 3.05 Permits; Compliance with Laws.

(a) Each of the Company and each Company Subsidiary is in possession of all authorizations, consents, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for each of the Company and each Company Subsidiary to carry on and operate its business as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to possess, or the failure to be in full force and effect of, any Company

Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries, at all times since July 1, 2023, have held all Company Permits and have filed all required tariffs, reports, notices and other documents with all applicable Governmental Entities and paid all fees and assessments due and payable in connection therewith, in each case necessary for the Company and the Company Subsidiaries to own, lease and operate their respective properties and assets and to carry on and operate their respective businesses as currently conducted, except where such failure to hold, file or pay would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension, cancellation, modification, revocation or non-renewal of any Company Permit is pending or, to the knowledge of the Company, threatened in writing, and the Company and the Company Subsidiaries are in compliance with the terms of all Company Permits, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair, or materially delay the consummation of the Transactions.

(c) Since July 1, 2023, the Company and each of the Company Subsidiaries has been in compliance in all material respects with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and activities and with all Orders to which the Company or the Company Subsidiaries are subject. To the knowledge of the Company, no investigation, review, complaint or inquiry by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened in writing, nor has any Governmental Entity indicated to the Company or any Company Subsidiary in writing an intention to conduct any such investigation, review, complaint or inquiry, except for such investigations, reviews, complaints or inquiries the outcomes of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Company SEC Documents; Financial Statements.

(a) Except as would not be material to the Company and the Company Subsidiaries taken as a whole, since July 1, 2024, the Company has filed on a timely basis with or furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents and related exhibits required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed or furnished by the Company with the SEC since July 1, 2024, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, or, in the case of a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company SEC Document or the date of the applicable meeting, respectively, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading except that any Company SEC Document that is a registration statement filed pursuant to the Securities Act did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC and, to the knowledge of the Company, (A) none of the Company SEC Documents is the subject of ongoing SEC review and (B) there are no internal investigations pending or threatened regarding any accounting practices of the Company, except, in each case, as would not be material to the Company and the Company Subsidiaries taken as a whole. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC with respect to any of the reports filed by the Company with the SEC. Since July 1, 2023, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and with the applicable corporate governance rules and regulations of Nasdaq.

(b) Each of the consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any notes thereto) included in or incorporated by reference into the Company’s filings included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were, except as may be indicated in the notes thereto, prepared in all material respects in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis in all material respects during the periods involved except as permitted by SEC rules and regulations relating to unaudited financial statements and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect). The statement set forth in Section 3.06(b) of the Company Disclosure Letter is correct.

Section 3.07 Information Supplied. The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to such portions thereof that relate to Parent and Merger Sub and to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub or any of their representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement.

Section 3.08 Internal Controls and Disclosure Controls.

(a) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting for the Company and the consolidated Company Subsidiaries. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(b) Since July 1, 2024 through the date hereof, (i) no material complaints or concerns relating to accounting, internal accounting controls, auditing matters or violations of Law have been received through the Company’s whistleblower hotline or equivalent system that have not been resolved, (ii) no material communication regarding matters of noncompliance has been made by management or the Company’s auditors to the Audit Committee of the Company Board and (iii) there has not been delivered evidence of a violation of securities Laws to the Company’s chief legal officer, Audit Committee (or other committee of the Company Board designated for that purpose) or the Company Board pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting.

Section 3.09 Absence of Certain Changes.

(a) Except as otherwise contemplated by this Agreement or in connection with the Transactions, since July 1, 2025 through the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since July 1, 2025, there have not been any changes, circumstances, events or effects that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Undisclosed Liabilities.

(a) Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of the Company as of March 31, 2026 or in the notes thereto; (b) incurred in the ordinary course of business since March 31, 2026 and not arising from a violation of Law or a breach of any Contract; (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions; (d) that have been discharged or paid in full; or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar

Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company or one or more of the Company Subsidiaries, on the one hand, and any other person, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s consolidated financial statements.

Section 3.11 Litigation. As of the date of this Agreement, (a) there is no suit, claim, action, proceeding or arbitration (collectively, “Proceeding”) to which the Company or any Company Subsidiary is a party, either pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any asset or property of the Company or any Company Subsidiary that would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; (b) neither the Company nor any Company Subsidiary is subject to any outstanding Order unrelated to this Agreement nor, to the knowledge of the Company, is there any Order outstanding against or involving an asset or property of the Company or any Company Subsidiary that would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole; and (c) there is no pending Proceeding to which the Company or any Company Subsidiary is a party seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Transactions that would reasonably be expected to prevent, materially impair or delay the consummation of the Transactions. As of the date of this Agreement, neither the Company nor any Company Subsidiary has any material Proceedings pending against any other person.

Section 3.12 Product Quality; Product Liability. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Company Products and all services provided by the Company and the Company Subsidiaries (whether provided in-house or delivered by third parties) have been designed, developed, manufactured, released and distributed in accordance with applicable guidelines, specifications, quality standards and regulatory requirements corresponding to their claimed intended use; (b) to the knowledge of the Company, there is no design defect, no failure to warn and no breach of any guarantee, warranty or indemnity with respect to any services rendered by the Company or any Company Subsidiary or any Company Products now or previously researched, developed, commercialized, manufactured, sold, distributed or delivered by the Company or any Company Subsidiary; and (c) there are no claims or other Proceedings pending or, to the knowledge of the Company, threatened in writing, alleging that the Company or any Company Subsidiary has any liability (whether in negligence, breach of warranty, strict liability, failure to warn or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of or in connection with the use of any Company Products.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each material Company Benefit Plan, other than any offer letter, employment agreement, individual independent contractor agreement, consulting agreement, award agreement or other individualized agreement that either (A) does not materially differ from a form used by the Company or any Company Subsidiary, or (B) does not provide for change in control or retention benefits or severance in excess of statutory requirements, and separately identifies each such Company Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (each, a “Non-U.S. Company Benefit Plan”). For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and each other compensation or benefit plan, policy, practice, program or arrangement, whether or not in writing and whether or not funded, in each case, maintained by, contributed to or sponsored by, or required to be maintained by, contributed to or sponsored by, or with respect to which any potential obligation or liability is borne by, the Company or any Company Subsidiary, including employment, individual consulting (natural person), retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe, paid time off, vacation, sick, holiday or other benefits or remuneration of any kind, in each case, other than any plan, policy, program or arrangement that is required to be maintained or contributed to by applicable Law. With respect to each material Company Benefit Plan required to be set forth on Section 3.13(a) of the Company Disclosure Letter, other than any Non-U.S. Company Benefit Plan, the Company has made available to Parent a true and correct copy of, if applicable: (A) each such Company Benefit Plan that has been reduced to writing and all material amendments thereto (or plans that are not reduced to writing, a written summary of material terms); (B) each trust agreement or insurance contract or other funding vehicle documents relating to each such Company Benefit Plan; (C) the most recent summary plan description; (D) the most recent annual reports (Form 5500) filed with the Department of Labor; (E) the most recent determination or opinion letter issued by the Internal Revenue Service (“IRS”) with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code and (F) all material correspondence to or from any Governmental Entity received in the last three years with respect thereto.

(b) (i) Each Company Benefit Plan has been established and administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) there are no material Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened in writing with respect to any Company Benefit Plan and (iii) all material contributions required to be paid or other amounts payable by the Company or any of the Company Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(c) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan, and, to the knowledge of the Company, nothing has occurred that would materially adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, neither the Company nor any of the Company Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) None of the Company Benefit Plans provides health benefits after retirement or other termination of employment, other than (i) as required by Law, or (ii) coverage or benefits provided through the end of the month in which the retirement or other termination of employment occurs.

(e) At no time during the six-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any material obligations or liabilities under any employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code or any multiemployer plan (as defined in Section 3(37) of ERISA) or a “multiple employer welfare arrangement.”

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in connection with any event) (i) entitle any employee or other service provider of the Company or any Company Subsidiary to any compensatory payment or benefit, (ii) result in the acceleration of the time of payment or vesting of any payments or benefits to any such person under any Company Benefit Plan, (iii) obligate the Company to accelerate or otherwise require the funding of any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material obligation or liability under any Company Benefit Plan, or (v) limit or restrict the right to terminate or materially amend any Company Benefit Plan or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would (either alone or in connection with any event) be reasonably likely to result in the payment of any amount that would be reasonably likely to, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h) Neither the Company nor any Company Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(i) Each Non-U.S. Company Benefit Plan (i) has been maintained and operated in all material respects in accordance with, and is in compliance in all material respects with, its governing terms, applicable local Law and any agreement entered into with a union or labor organization, (ii) that is required to be registered under the Laws of a jurisdiction outside the United States has been so registered except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, and has, to the knowledge of the Company, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, been maintained in good standing with the appropriate regulatory authorities and (iii) (A) if required to be funded, the assets of such Non-U.S. Company Benefit Plan are sufficient under applicable local Law or (B) if not required to be funded, the book reserves (determined in accordance with GAAP) are sufficient to provide for the payment of the relevant benefits, in the case of clauses (A) and (B) to provide for the accrued benefit obligations, in each case, in all material respects. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened material litigation relating to any Non-U.S. Company Benefit Plan. No Non-U.S. Company Benefit Plan is a defined benefit pension plan.

Section 3.14 Employees and Labor.

(a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreements or other similar Contracts with any labor union, works council or similar organization in respect of employees located in the United States. Section 3.14(a) of the Company Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement or other similar Contract with a labor union, works council or similar organization that the Company or any of the Company Subsidiaries is a party to with respect to any employees located outside of the United States (collectively, the “Company Labor Agreements”). The execution and delivery of this Agreement and the consummation of the Transactions do not entitle any labor union, works council or similar organization to any payments under any of the Company Labor Agreements.

(b) As of the date of this Agreement, (i) there is no ongoing labor strike, organized work slowdown or lockout or, to the knowledge of the Company, any threat thereof, against the Company or any Company Subsidiary and (ii) to the knowledge of the Company, there are no union organizing activities pending or threatened in writing, and no union, works council or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification or filed any petition or commenced a representation Proceeding before the National Labor Relations Board or any other labor relations tribunal.

(c) The Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws which relate to labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees and independent contractors, discrimination, harassment and equitable pay practices) and occupational safety and health.

(d) Neither the Company nor any Company Subsidiary has conducted any “mass layoff” or “plant closing” (each as defined under the WARN Act) for which any liability remains unsatisfied.

Section 3.15 Tax Matters.

(a) (i) The Company and each Company Subsidiary has prepared in good faith an timely filed (taking into account any validly obtained extension of time within which to file) all income and other Tax Returns required to be filed by it; (ii) all such filed Tax Returns are correct, complete and accurate; and (iii) the Company and each Company Subsidiary has timely paid all income and other Taxes (whether or not shown on any Tax Return) that are or were due and payable or otherwise subject to collection action by a Governmental Entity, except, in the case of clauses (i), (ii) and (iii), as would not be material to the Company and the Company Subsidiaries taken as a whole.

(b) All Taxes that the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment on or prior to the date of this Agreement have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity, except as would not be material to the Company and the Company Subsidiaries taken as a whole, and the Company and each Company Subsidiary has complied in all material respects with all information reporting (and related withholding) and record retention requirements relating to Taxes.

(c) No deficiency with respect to any material amount of Taxes has been proposed, asserted or assessed against the Company or any Company Subsidiary, and, there is no Proceeding or assessment pending or, to the knowledge of the Company, threatened in writing with respect to Taxes for which the Company or any Company Subsidiary may be liable that, if determined adversely, would be material to the Company and the Company Subsidiaries taken as a whole.

(d) No claim has been made in writing or, to the knowledge of the Company, otherwise by any Governmental Entity in any jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is, or may be, subject to Tax by that jurisdiction, except, in each case, as would not be material to the Company and the Company Subsidiaries taken as a whole.

(e) There are no Liens for Taxes (except Permitted Liens) on any of the properties or assets of the Company or any Company Subsidiary, except as would not be material to the Company and the Company Subsidiaries taken as a whole.

(f) Neither the Company nor any Company Subsidiary is a party to or is bound by any “hold harmless,” Tax sharing, allocation or indemnification agreement or arrangement or has any liability or potential liability under any such agreement or arrangement, other than (A) such an agreement or arrangement solely between or among the Company and any Company Subsidiary, (B) customary commercial Contracts entered into in the ordinary course of business, the principal subject of which is not Taxes, or (C) as would not be material to the Company and the Company Subsidiaries taken as a whole.

(g) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, consolidated, combined or unitary group for income Tax purposes (other than a group the common parent of which was the Company or any Company Subsidiary) or (ii) has any obligation or liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise, in each case, other than (A) such an agreement or arrangement solely between or among the Company and any Company Subsidiary, (B) customary commercial Contracts entered into in the ordinary course of business, the principal subject of which is not Taxes or (C) as would not be material to the Company and the Company Subsidiaries taken as a whole.

(h) Neither the Company nor any Company Subsidiary has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code, except as would not be material to the Company and the Company Subsidiaries taken as a whole.

(i) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provisions of state, local or non-U.S. Law), except as would not be material to the Company and the Company Subsidiaries taken as a whole.

(j) Neither the Company nor any Company Subsidiary will be required to include any non-de minimis item of income in, or to exclude any non-de minimis item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any closing agreement, installment sale or open transaction on or prior to the Closing Date; (ii) any accounting method change or agreement with any Governmental Entity that is a taxing authority; (iii) any prepaid amount received on or prior to the Closing Date outside the ordinary course of business; (iv) to the knowledge of the Company, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Law) (it being understood that the Company will promptly notify Parent, prior to the Closing Date, of any item described in this clause (iv)); or (v) any election pursuant to Section 108(i) or 965(h) of the Code (or any similar provision of state, local or non-U.S. Law) made with respect to any taxable period ending on or prior to the Closing Date.

(k) The U.S. federal income tax classification of each of the Company and each of the Company Subsidiaries is as listed on Section 3.15(k) of the Company Disclosure Letter.

(l) Neither the Company nor any Company Subsidiary is or has been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and any applicable Treasury Regulations.

(m) The statement set forth in Section 3.15(m) of the Company Disclosure Letter is correct.

Section 3.16 Regulatory Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company Products that are subject to Device Regulatory Laws are in compliance with all applicable Device Regulatory Laws and in particular applicable Device Regulatory Laws regarding developing, testing, manufacturing, marketing, distributing or promoting the Company Products that are subject to Device Regulatory Laws and complaint handling, adverse event reporting or the submission of medical device reports regarding such Company Products.

(b) Since July 1, 2023, to the knowledge of the Company, no action has been taken by any Governmental Entity or is in the process of being taken that would enjoin the manufacturing of the Company Products or subject the manufacturing of the Company Products to regulatory enforcement action.

(c) Since July 1, 2023, (i) the Company and each Company Subsidiary and, to the knowledge of the Company, each of their respective contractors and agents have submitted to the FDA, Notified Bodies and all other applicable regulatory authorities, institutional review boards, or accreditation bodies, all supplemental applications, 510(k) premarket notifications, premarket approvals, notices, filings and annual or other reports and information, including adverse event reports and product deviation reports, related to the development, manufacture, testing, storage, handling, labeling, packaging, sale, marketing, promotion, distribution, import or export of the Company Products that are required under the applicable Device Regulatory Laws; and (ii) to the knowledge of the Company, the Company and each Company Subsidiary has made all required filings with, or notifications to, the FDA, all Notified Bodies and all other applicable regulatory authorities pursuant to applicable requirements of all Device Regulatory Laws applicable to the Company and the Company Subsidiaries.

(d) Since July 1, 2023, (i) neither the Company nor any Company Subsidiary, or to the knowledge of the Company, any officer, employee, contractor or agent of the Company or any Company Subsidiary, has received from the FDA or any other Governmental Entity in respect to the manufacturing, operation, sale, promotion or marketing of the Company Products any written notice of any violation of any Law concerning any Company Product; and (ii) there have been no seizures conducted or, to the knowledge of the Company, threatened in writing by the FDA or any other Governmental Entity.

(e) Neither the Company nor any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor or agent of the Company or any Company Subsidiary is the subject of any pending Proceeding or, to the knowledge of the Company, any ongoing investigation or inquiry or has received, since July 1, 2023, any written notice of any actual investigation, inquiry, for cause inspection or audit or other Proceeding by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”), or by any other similar Governmental Entity pursuant to any similar policy, nor has the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor or agent of the Company or any Company Subsidiary committed since July 1, 2023 any act, or made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or other similar Governmental Entity to invoke a similar policy.

(f) Since July 1, 2023, neither the Company nor any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor or agent of the Company or any Company Subsidiary has knowingly made any false statements on, or material omissions from, any notifications, applications, approvals, reports or other submissions to a Governmental Entity relating to any Company Product or has voluntarily disclosed any violations of Laws related to any Company Product.

(g) Since July 1, 2023, (i) the Company and the Company Subsidiaries have been in compliance with all applicable Healthcare Laws and (ii) to the knowledge of the Company, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity that alleges noncompliance with any Healthcare Law.

(h) Neither the Company, nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees is listed as of the date hereof on the Office of Inspector General’s List of Excluded Individuals and Entities or the General Services Administration’s List of Excluded Individuals and Entities nor been convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. Section 335a(a), 21 U.S.C. Section 335a(b) or any similar Laws.

(i) Since July 1, 2023, there have been no recalls, field notifications, market withdrawals or replacements or other notices of adverse action relating to a safety concern, quality concern or alleged lack of regulatory compliance of any Company Product issued by the Company or any Company Subsidiary or required by a Governmental Entity.

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of each (i) real property owned and (ii) real property leased by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary paid more than $1,000,000 in base rent per year to the landlord during the year ended June 30, 2025 and (iii) real property leased by the Company or any Company Subsidiary that is otherwise material to the operations of the Company and the Company Subsidiaries (clauses (i), (ii) and (iii) collectively, the “Real Property”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, the Company or a Company Subsidiary has a valid, marketable fee simple or leasehold estate in, as applicable, all Real Property, in each case free and clear of all Liens (other than Permitted Liens).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the use of each Real Property by the Company or a Company Subsidiary, as applicable, complies in all material respects with all applicable Laws.

(d) With respect to each lease of Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no written or, to the knowledge of the Company, oral subleases granting to any person other than the Company or any Company Subsidiary the right to use or occupy any such real property.

Section 3.18 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and each Company Subsidiary is in compliance with all applicable Environmental Laws (including possessing and complying with all material Environmental Permits required for the conduct of its respective operations as currently conducted);

(b) there are no Proceedings pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary and since July 1, 2023, none of the Company or any Company Subsidiary has received any written notice, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and which notice or Proceeding remains unresolved; and

(c) to the knowledge of the Company, there has been no Release of any Hazardous Substances by the Company or any Company Subsidiary at, on or under the Real Property that would reasonably be expected to result in liability under Environmental Laws on the part of the Company or any Company Subsidiary.

Section 3.19 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (i) all Company Intellectual Property that is Registered (“Registered Company IP”) is subsisting and, to the knowledge of the Company, all issued and granted Registered Company IP is valid and enforceable, (ii) none of the Company Intellectual Property is subject to any outstanding Order that adversely affects the Company’s or any of the Company Subsidiaries’ use thereof or rights thereto, and (iii) no Proceeding (other than regular patent or trademark prosecution activities being conducted before a Governmental Entity in the ordinary course of business) is pending or, to the knowledge of the Company, threatened in writing, in which the scope, validity, enforceability, inventorship or ownership of any Company Intellectual Property is contested or challenged.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (i) the Company and the Company Subsidiaries own or have the valid right to use all Intellectual Property that is used in or necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted and (ii) the Company or a Company Subsidiary exclusively owns all Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have taken commercially reasonable actions to protect the confidentiality of all Trade Secrets owned or used by the Company or any Company Subsidiary, and to the knowledge of the Company, no such Trade Secrets have been disclosed to any person except pursuant to valid and appropriate non-disclosure agreements restricting the disclosure and use thereof that, to the knowledge of the Company, have not been breached.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary have obtained from all persons who have developed Intellectual Property for or on behalf of the Company or any Company Subsidiary a valid present assignment of such Intellectual Property to the Company or the applicable Company Subsidiary.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution have been used to develop any Company Intellectual Property, in each case, except as would not result in (i) such Governmental Entity or institution obtaining ownership rights in, or any other rights to use, license or otherwise exploit any such Intellectual Property, or (ii) any obligation of the Company or any Company Subsidiary to manufacture one or more Company Products in a particular country or other specified location.

(f) To the knowledge of the Company, (i) the conduct of the business of the Company and the Company Subsidiaries has not, since July 1, 2023, infringed, misappropriated or otherwise violated any Intellectual Property of any other person, and (ii) since July 1, 2023, no other person has infringed, misappropriated or otherwise violated any Company Intellectual Property, in each case of clauses (i) and (ii), except for any such infringement, misappropriation or other violation that would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(g) Since July 1, 2023, neither the Company nor any of the Company Subsidiaries has been party to any Proceeding (nor has the Company or any Company Subsidiary sent or received any written notice threatening any Proceeding, including through any invitation to take a license), (i) alleging that the conduct of the business of the Company or any of the Company Subsidiaries, including in connection with any Company Product, infringes, misappropriates or otherwise violates any Intellectual Property of any other person, (ii) alleging that any other person has infringed, misappropriated or otherwise violated any Company Intellectual Property, or (iii) related to any unauthorized or illegal use of any Generative AI by the Company or any of the Company Subsidiaries, in each case of (i) through (iii), except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (i) the Company and the Company Subsidiaries have sufficient rights to use all AI Inputs incorporated in or employed in connection with Company Products, (ii) to the knowledge of the Company, the Company and the Company Subsidiaries have not included any Trade Secrets of the Company or the Company Subsidiaries as AI Inputs in any AI Technology (except as AI Inputs in AI Technology that does not train, fine-tune or otherwise use such AI Inputs for any purposes other than to respond to other AI Inputs provided by the Company or Company Subsidiaries) and (iii) the Company and the Company Subsidiaries are in compliance with all applicable Laws or, to the knowledge of the Company, Contract requirements applicable to the Company’s or any Company Subsidiary’s development, implementation and use of any AI Technology.

Section 3.20 Company Material Contracts.

(a) Other than any Company Benefit Plan, Section 3.20(a) of the Company Disclosure Letter sets forth, as of the date hereof, a complete list of each Contract to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject (other than any of the foregoing between the Company and any of the Company Subsidiaries or between any wholly-owned Company Subsidiaries), that:

(i) is a partnership, joint venture or similar arrangement that is material to the Company and the Company Subsidiaries, taken as a whole (but in any event excluding reseller agreements entered into in the ordinary course of business);

(ii) (A) provides for the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary in an amount in excess of $20,000,000 (except for any such Indebtedness between the Company and any Company Subsidiaries or between or among the Company Subsidiaries, guarantees by the Company of Indebtedness of any of the Company Subsidiaries and guarantees by any of the Company Subsidiaries of Indebtedness of the Company or any other Company Subsidiary) or (B) relates to any material outstanding letters of credit, bankers’ acceptances, performance bonds, surety bonds or guarantees in an amount in excess of $5,000,000 (other than with respect to leases for Real Property described in clause (iii) of the definition thereof or other leases for real property);

(iii) grants any rights of first refusal, rights of first negotiation, rights of first offer or other similar rights to any person with respect to the sale of any assets, rights or properties material to the Company and the Company Subsidiaries, taken as a whole;

(iv) (i) (A) expressly obligates the Company or any of the Company Subsidiaries, or purports to restrict the Company or any of the Company Subsidiaries, or at or after the Effective Time, Parent or any of its Affiliates, to conduct business with any third party on an exclusive basis, directly or indirectly engage in any business or compete in any business, line of business or geographic region with any person, including soliciting clients or customers, operate its business any manner or location or enforce any of its rights with respect to any of its material assets, (B) contains (1) “most favored nation,” “most favored customer,” “most favored supplier” or similar covenants to the counterparty of such Contract or (2) requirements provisions (committing a person to provide the quantity of goods or services required by another person) or material minimum purchase obligations, (C) imposes materially limiting non-competition covenants on the Company or any Company Subsidiary, or at or after the Effective Time, Parent or any of its Affiliates, or (D) could, pursuant to its terms, reasonably be expected to require the direct or indirect disposition of any material assets or line of business of the Company or any of the Company Subsidiaries or acquisition of any material assets or line of business of any other person or, at or after the Effective Time, Parent or any of its Affiliates, excluding, in each case, purchases or sales of inventory, products, equipment, supplies or services in the ordinary course of business;

(v) provides for the acquisition or disposition of any business of the Company or any Company Subsidiary in excess of $10,000,000 (including equity interests) (whether by merger, sale of stock, sale of assets or otherwise) other than (A) this Agreement or (B) pursuant to which no material earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements);

(vi) provides for the settlement of any litigation involving payments by the Company or any Company Subsidiary in excess of $2,000,000 (other than any settlement that the Company reasonably expects to be covered by insurance or indemnification) after the date of this Agreement or involving performance or restraints on action by the Company or any Company Subsidiary after the date of this Agreement, in each case, that materially affects, on an on-going basis, the conduct of the Company’s or any Company Subsidiaries’ businesses, taken as a whole;

(vii) pursuant to which: (A) any person grants the Company or any Company Subsidiary any license, sublicense, right, option, permission, consent, non-assertion or other similar right under or with respect to any Intellectual Property that is material to the business of the Company and the Company Subsidiaries, taken as a whole; or (B) the Company or any Company Subsidiary grants to any person any license, sublicense right, option, permission, consent, non-assertion or other similar right under or with respect to any Company Intellectual Property that is material to the business of the Company and the Company Subsidiaries, taken as a whole; in each case of clauses (A) and (B), other than (1) inbound licenses of open source software, (2) inbound licenses of Off-the-Shelf Software, (3) assignments of Intellectual Property to the Company or any Company Subsidiary by employees or independent contractors that do not adversely affect the Company’s or any Company Subsidiary’s ownership of or rights in such Intellectual Property, or (4) non-exclusive licenses granted in the ordinary course of business to customers or to third-party service providers solely for the purpose of performing their respective services on behalf of the Company or a Company Subsidiary;

(viii) pursuant to which the Company or any Company Subsidiary leases any Real Property;

(ix) involving payment by or to the Company or any of the Company Subsidiaries of more than $10,000,000 in the fiscal year ended June 30, 2025 or is expected to involve payment by or to the Company or any of the Company Subsidiaries of more than $10,000,000 in the fiscal year ending June 30, 2026;

(x) is an agency, sales, marketing, commission, distribution, international or domestic sales representative or similar Contract that resulted in the payment by or to the Company or any of the Company Subsidiaries of more than $5,000,000 in the aggregate in the fiscal year ended June 30, 2025 or is expected to involve payment by or to the Company or any of the Company Subsidiaries of more than $5,000,000 in the fiscal year ending June 30, 2026;

(xi) provides for the development of any material Intellectual Property or material technology, independently or jointly, by or for the Company or any Company Subsidiary together with any third party, other than (A) employee invention assignment agreements and (B) consulting agreements, in each case of clauses (A) and (B), that do not adversely affect the Company’s or any Company Subsidiary’s ownership of or rights in such Intellectual Property;

(xii) provides for indemnification by the Company or any Company Subsidiary of any person, or pursuant to which any indemnification obligations of the Company or any Company Subsidiary remain outstanding or otherwise survive as of the date of this Agreement and that is material to the Company and the Company Subsidiaries, taken as a whole;

(xiii) grants any person registration rights (including demand and piggy-back registration rights) that do not terminate by their terms in connection with the Closing without any liability to the Company or any Company Subsidiary; or

(xiv) is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

Each Contract described in Section 3.20(a) is referred to in this Agreement as a “Company Material Contract.”

(b) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary that is a party thereto and, to the knowledge of the Company, is in full force and effect, except for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

Section 3.21 Privacy and Data Security.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (i) since July 1, 2023, the Company and each of the Company Subsidiaries has been in compliance with all Privacy Requirements; (ii) the Company and each of the Company Subsidiaries have commercially reasonable written policies and security measures in place designed to protect Personal Information in the possession or control of the Company or any Company Subsidiary; and (iii) the execution, delivery or performance of this Agreement will not violate any applicable Privacy Requirements.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since July 1, 2023, (i) neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity or other person, or been subject to any Proceeding, alleging a violation by the Company or any Company Subsidiary of any Law relating to the privacy, security, protection or Processing of Personal Information, (ii) neither the Company nor any Company Subsidiary has suffered a data breach or other incident that would require notification to any person or Governmental Entity under applicable Privacy Requirements, and (iii) to the knowledge of the Company, there has been no unauthorized or unlawful access to or Processing of Personal Information in the Company’s or any Company Subsidiary’s possession or control.

(c) The Company and the Company Subsidiaries have established and implemented commercially reasonable measures designed to protect the confidentiality, integrity and security of the IT Assets in their possession or control and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third persons, including the implementation of reasonable backup and disaster recovery technology processes consistent with standard industry practice.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the IT Assets used by the Company or any Company Subsidiary (i) operate and perform in accordance with their documentation and functional specifications, (ii) have not malfunctioned or failed since July 1, 2023 and (iii) are free from bugs, other defects, and disabling codes or instructions, spyware, Trojan horses, back doors, drop dead devices, time bombs, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement or destruction of, software or data.

Section 3.22 Anti-Bribery and Export Compliance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since the Applicable Date, the Company and the Company Subsidiaries (and, to the knowledge of the Company, their respective officers, directors, employees, agents or representatives in their capacity as such) have complied with all applicable Anti-Corruption Laws or Global Trade Control Laws, (ii) since the Applicable Date, neither the Company nor any Company Subsidiary has (A) received written notice of any actual, alleged or potential violation of any Anti-Corruption Laws or Global Trade Control Laws or (B) been a party to or the subject of any pending (or to the knowledge of the Company, threatened in writing) action, or, to the knowledge of the Company, any audit or investigation, by or before any Governmental Entity (including receipt of any subpoena) related to any actual, alleged or potential violation of any Anti-Corruption Laws or Global Trade Control Laws, and (iii) since the Applicable Date, neither the Company nor any Company Subsidiary (nor, to the knowledge of the Company, any of their respective officers, directors or employees) has offered, paid, authorized or promised to pay anything of value to any person for the purpose of improperly influencing any decision of any officer, employee, representative or body of any Governmental Entity (including any entity owned or controlled by any Governmental Entity) or improperly obtaining or retaining business or a business advantage.

(b) Neither the Company nor any Company Subsidiary nor any of their respective directors or officers is, nor to the knowledge of the Company, any their employees, agents or representatives is, or is owned 50 percent or more, individually or in the aggregate, directly or indirectly or controlled by persons that are: (i) located, organized or resident in a country or territory that is the target of a comprehensive trade embargo administered pursuant to Global Trade Control Laws (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, so-called Luhansk People’s Republic, and non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine) or (ii) the target of any sanctions pursuant to Global Trade Control Laws, including persons listed on any sanctions-related list of designated or restricted persons maintained by OFAC, the U.S. Department of State, BIS, the United Nations Security Council, His Majesty’s Treasury or the European Union or any member state thereof.

(c) The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws and Global Trade Control Laws.

Section 3.23 CFIUS. Neither the Company nor any Company Subsidiary is a U.S. business that produces, designs, tests, manufactures, fabricates or develops one or more critical technologies (as defined at 31 C.F.R. § 800.215) for which a U.S. regulatory authorization (as defined at 31 C.F.R. § 800.254) would be required for the export, reexport, transfer (in-country) or retransfer of such critical technology to Parent, and a declaration with respect to the Transactions is therefore not required to be submitted pursuant to 31 C.F.R. § 800.401(c). Neither the Company nor any Company Subsidiary is a U.S. business that (a) performs any of the functions set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure (as defined at 31 C.F.R. § 800.212) or (b) maintains or collects, directly or indirectly, sensitive personal data (as defined at 31 C.F.R. § 800.241) of U.S. citizens.

Section 3.24 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by applicable Law or regulation, and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), (b) neither the Company nor any Company Subsidiary is in material breach of or default under any of the Insurance Policies and (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or material modification of any of the Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since July 1, 2023, the Company has not received any written notice of termination or cancellation or denial of coverage with respect to any of the Insurance Policies held or maintained by the Company and the Company Subsidiaries.

Section 3.25 Key Customers and Suppliers. Section 3.25 of the Company Disclosure Letter sets forth a true and correct list of the top 10 customers and the top 10 suppliers (each, a “Key Customer” and “Key Supplier”, respectively) of the Company and the Company Subsidiaries based on aggregate revenues and aggregate purchases, respectively, for the fiscal year ended June 30, 2025. Since July 1, 2023, no Key Customer or Key Supplier has cancelled or otherwise terminated, or to the knowledge of the Company, threatened in writing to cancel or otherwise terminate, its relationship with the Company or any Company Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.26 Opinion of Financial Advisor. On or prior to the date of this Agreement, Goldman Sachs & Co. LLC (“Goldman Sachs”) has delivered its oral opinion to the Company Board, to be subsequently confirmed by delivery of a written opinion (the “Opinion”), that as of the date of the Opinion and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to this Agreement is fair from a financial point of view to such holders. The Company will furnish, after receipt thereof, an accurate and complete copy of the Opinion to Parent solely for informational purposes (it being understood and agreed that the Opinion is for the benefit of the Company Board and may not be relied upon by Parent, Merger Sub or any of their respective Affiliates).

Section 3.27 Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 4.10, (a) the Company Board has taken all necessary action such that (i) the restrictions imposed on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA, (ii) the “fair price requirement” set forth in Section 302A.675 of the MBCA and (iii) the “control share acquisition” provisions of Section 302A.671, in the case of clauses (i), (ii) and (iii), as they relate to the execution, delivery and performance of this Agreement and the consummation of the Merger and the Transactions, do not apply, (b) there is no anti-takeover provision in either the Company Charter or the Company Bylaws that is applicable to this Agreement or the Transactions and (c) to the knowledge of the Company, no other “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law (a “Takeover Statute”) is applicable to this Agreement or the Transactions.

Section 3.28 Vote Required. Assuming the accuracy of the representations and warranties contained in Section 4.10, the only vote of the holders of capital stock of the Company required to approve this Agreement or the Transactions is the approval of this Agreement (including the Plan of Merger) by the affirmative vote of the holders of a majority of the voting power of all of the Shares outstanding and entitled to vote thereon at the Company Shareholder Meeting (the “Company Shareholder Approval”).

Section 3.29 Brokers. No broker, finder or investment banker other than Goldman Sachs is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable, and all indemnification and other agreements related to the engagement of Goldman Sachs, in connection with the Transactions.

Section 3.30 Acknowledgement of No Other Representations or Warranties. The Company acknowledges and agrees that, (a) except for the representations and warranties contained in ARTICLE IV and the Parent and Merger Sub Officers’ Certificates, none of Parent or Merger Sub or any of their respective Affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning Parent, Merger Sub or the Transactions and (b) the Company has not relied on, and the Company waives any claim based on reliance on, any representation, warranty, statement or document from Parent, Merger Sub or any of their respective Affiliates or representatives or any other person in determining to enter into this Agreement, except those representations and warranties expressly contained in Article IV and the Parent and Merger Sub Officers’ Certificates.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization. Each of Parent and Merger Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Merger Sub has the requisite corporate or other legal entity, as the case may be, power and authority to carry on its business as it is now being conducted, except where any such failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.02 Authority. Each of Parent and Merger Sub has the requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub has been and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Merger Sub, as applicable, and, other than the adoption of this Agreement by Parent in its capacity as the sole shareholder of Merger Sub (which adoption shall occur immediately following the execution and delivery of this Agreement), no additional corporate or other legal entity proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and this Agreement (assuming the due authorization, execution and delivery of this Agreement by the Company) constitutes the valid and legally binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Parent Board has unanimously approved this Agreement, including the Plan of Merger, and the Transactions, including the Merger, and has not subsequently rescinded, withdrawn or modified such approval in a manner adverse to the Company. The board of directors of Merger Sub has (i) determined that this Agreement and the Transactions, including the Merger and the Plan of Merger, are advisable and in the best interests of Merger Sub and its sole shareholder, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and, subject to the adoption of this Agreement by Parent in its capacity as the sole shareholder of Merger Sub, the consummation by Merger Sub of the Transactions, including the Merger and the Plan of Merger, (iii) directed that this Agreement be submitted to the shareholder of Merger Sub to be adopted and (iv) resolved to recommend adoption of this Agreement by the shareholder of Merger Sub, in each case, by resolutions duly adopted, which resolutions have not been subsequently rescinded, withdrawn or modified in a manner adverse to the Company.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions will: (i) subject to the adoption of this Agreement by Parent in its capacity as the sole shareholder of Merger Sub, conflict with or violate any provision of the certificate of incorporation, bylaws or any equivalent organizational or governing documents of Parent or Merger Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications or similar actions described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or creation of Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

(b) None of the execution, delivery or performance of this Agreement by or on behalf of Parent or Merger Sub or the consummation by Parent or Merger Sub or any of their respective Affiliates of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing, declaration or registration with or notification to, any Governmental Entity by Parent or Merger Sub or any of their respective properties or assets, other than (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under any Antitrust Laws or Investment Screening Laws, (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) compliance with any applicable international, federal or state securities or “blue sky” Laws and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05 Litigation. As of the date of this Agreement, (a) there is no Proceeding to which Parent or any of its Subsidiaries is a party, either pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions; (b) none of Parent or any of its Subsidiaries is subject to any outstanding Order that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions; and (c) there is no pending Proceeding to which Parent or any of its Subsidiaries is a party seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Transactions that would reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.06 Capitalization and Operations of Merger Sub. The authorized share capital of Merger Sub consists of 100 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by a Wholly Owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement.

Section 4.07 Sufficiency of Funds. As of the Closing, Parent shall have available to it, or shall cause Merger Sub to have available to it, funds on hand sufficient to consummate the Transactions and to satisfy when due all of the obligations of Parent and Merger Sub under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all costs and expenses of the Transactions (including any obligations of the Surviving Corporation and the Company Subsidiaries) that become due or payable by the Surviving Corporation or any Company Subsidiary in connection with, or as a result of, the Transactions and any repayment or refinancing of Indebtedness required in connection therewith (collectively, the “Financing Uses”). Each of Parent and Merger Sub acknowledge and agree that it is not a condition to the Closing or any of its obligations under this Agreement that Parent or the Company or any of their respective Subsidiaries obtain financing for or related to any of the Transactions.

Section 4.08 Solvency. No transfer of property is being made, and no obligation is being incurred, in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of their Affiliates. Immediately after giving effect to the consummation of the Transactions (including any financings being entered into in connection therewith), Parent and each of its Subsidiaries will be Solvent.

Section 4.09 Brokers. No broker, finder or investment banker other than Guggenheim Securities, LLC and J.P. Morgan Securities LLC, whose fees will be paid by Parent at or prior to the Effective Time, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.

Section 4.10 Absence of Certain Arrangements. Other than this Agreement, as of the date of this Agreement, there are no Contracts or any commitments to enter into any Contract between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any director or officer of the Company, on the other hand, relating to the Transactions.

Section 4.11 Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or at any time during the last four years has been, an “interested shareholder” of the Company, in each case as defined in Section 302A.011 of the MBCA.

Section 4.12 Acknowledgement of No Other Representations or Warranties. Each of Parent and Merger Sub acknowledges and agrees that, (a) except for the representations and warranties contained in ARTICLE III, the Company Officer’s Certificate and the Closing FIRPTA Certificate, none of the Company, the Company Subsidiaries or any of their respective Affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the Transactions and (b) neither Parent nor Merger Sub has relied on, and each of Parent and Merger Sub waives any claim based on reliance on, any representation, warranty, statement or document from the Company, any Company Subsidiary, any of their respective

Affiliates, the Company Representatives or any other person in determining to enter into this Agreement, except those representations and warranties expressly contained in ARTICLE III, the Company Officer’s Certificate and the Closing FIRPTA Certificate. Each of Parent and Merger Sub acknowledges and agrees that no person shall have or be subject to any liability to Parent or any other person resulting from the distribution to Parent, or Parent’s use, of any such information, including any information, documents or material made available to Parent in any physical or electronic “data rooms,” management presentations or in any other form in expectation of the Transactions. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other person has made any representation or warranty, express or implied, as to the financial projections, forecasts, cost estimates and other predictions relating to the Company and the Company Subsidiaries made available to Parent.

ARTICLE V
COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except (i) as set forth in Section 5.01 of the Company Disclosure Letter, (ii) as expressly contemplated or required by any other provision of this Agreement, (iii) as required by applicable Law or the rules or regulations of Nasdaq or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned and shall be deemed given if Parent has not responded within five Business Days after a representative designated in writing by Parent receives the written request from the Company), the Company will, and will cause each Company Subsidiary to, use commercially reasonable efforts to (A) conduct its operations in all material respects in the ordinary course of business and (B) maintain their existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors and employees, except as otherwise expressly contemplated by this Agreement (provided that, no action with respect to the matters addressed by any subclause of the following Section 5.01(b) shall constitute a breach of this Section 5.01(a) unless such action would constitute a breach of such subclause of Section 5.01(b)).

(b) Without limiting the generality of the foregoing, except (1) as set forth in Section 5.01(b) of the Company Disclosure Letter, (2) as expressly contemplated or required by any other provision of this Agreement or (3) as required by applicable Law or the rules or regulations of Nasdaq, the Company shall not, and shall not permit any Company Subsidiary to, during the Pre-Closing Period, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned and shall be deemed given if Parent has not responded within five Business Days after a representative designated in writing by Parent receives the written request from the Company):

(i) amend the Company Charter or the Company Bylaws in any way or the organizational documents of any Company Subsidiary in any way that would be or would reasonably be adverse to Parent;

(ii) issue or authorize the issuance of any equity securities in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such equity securities, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (A) the issuance of Shares upon the vesting, exercise or grant of Equity Awards outstanding as of the date of this Agreement or as otherwise permitted to be granted hereunder, in each case in accordance with the terms of the Company Stock Plan as in effect as of the date hereof and award agreement thereunder, or the issuance of Shares pursuant to the terms of the Company Stock Purchase Plan as in effect as of the date hereof, (B) the issuance of securities by a Company Subsidiary to the Company or another Wholly Owned Subsidiary of the Company and (C) offers of purchase rights or issuances of Shares pursuant to the Company Stock Purchase Plan as in effect as of the date hereof in accordance with its terms or Section 2.03(e);

(iii) adjust, split, divide, combine, recapitalize or reclassify any capital stock or other equity interest of the Company (except in connection with the cashless exercises or similar transactions pursuant to the exercise or settlement of the Equity Awards outstanding as of the date hereof or permitted to be granted as of the date hereof, in each case, in accordance with the terms hereof or of the Company Stock Plan as in effect as of the date hereof and award agreement thereunder);

(iv) sell, pledge, lease, license or otherwise dispose of or suffer to exist the creation of any Lien (other than any Permitted Lien) upon, any properties or assets (other than Intellectual Property, which is addressed in Section 5.01(b)(v)), of the Company or any Company Subsidiary, other than (A) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5,000,000 in any individual transaction or series of related transactions or $50,000,000 in the aggregate, (B) sales or other dispositions of inventory or other assets in the ordinary course of business or (C) sales or dispositions between or among the Company and any of the Company Subsidiaries or between or among the Company Subsidiaries;

(v) transfer, sell, lease, divest, assign, license, sublicense, grant a covenant not to sue with respect to, incur or permit the creation of any Lien (other than any Permitted Lien) on, or otherwise abandon, cancel, let lapse or dispose of, any material Company Intellectual Property, except (A) non-exclusive licenses or similar rights granted or received in the ordinary course of business, (B) transfers between or among the Company and any Company Subsidiary, (C) the expiration of any Registered Company IP at the end of its maximum statutory term, and (D) the abandonment, cancellation, lapse or disposition of Registered Company IP that the Company or any Company Subsidiary determines in its reasonable business judgment is not material to the business of the Company and the Company Subsidiaries, taken as a whole;

(vi) fail to make any filing, pay any fee, or take any other commercially reasonable action necessary to prosecute and maintain in full force and effect any Registered Company IP, except where the Company or any Company Subsidiary determines in its reasonable business judgment that such Registered Company IP is not material to the business of the Company and the Company Subsidiaries, taken as a whole;

(vii) declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company, whether payable in cash, stock, property or a combination thereof, other than (A) regular quarterly cash dividends paid by the Company on Company Common Stock materially consistent with the Company’s past dividend policy (including with respect to timing and record date) in quarterly amounts not to exceed those set forth in Section 5.01(b)(vii) of the Company Disclosure Letter and with record dates consistent with the dates on which quarterly dividends have been declared and (B) as between the Company and any Company Subsidiary or between the Company Subsidiaries;

(viii) other than (A) in respect of Wholly Owned Subsidiaries of the Company or (B) in connection with the exercise of any Company Options or offers of purchase rights under the Company Stock Purchase Plan permitted by the terms of such Company Options or the Company Stock Purchase Plan, as applicable, or in connection with the payment of related withholding Taxes, by net exercise or by tendering of shares (or Tax withholdings on the vesting or payment of Equity Awards) in accordance with the terms of the Company Stock Plan and award agreement thereunder as in effect as of the date hereof or as otherwise permitted to be granted hereunder, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities;

(ix) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than (A) the merger of one or more Wholly Owned Subsidiaries of the Company with or into one or more other Wholly Owned Subsidiaries of the Company or the Company or (B) in connection with any disposition permitted by Section 5.01(b)(ix);

(x) make or offer to make any acquisition of any assets or business, by merger or consolidation with, or by purchasing a substantial portion of the assets or securities of, or by any other manner, any corporation, partnership, joint venture or other entity, or in each case for consideration in excess of $25,000,000 in the aggregate, other than (A) as set forth in the line items of the Company’s capital budget set forth in Section 5.01(b) of the Company Disclosure Letter, (B) for acquisitions of inventory or other goods in the ordinary course of business and (C) transactions among the Company and the Company Subsidiaries;

(xi) assume, guarantee, issue or incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) except (A) pursuant to the Company Credit Agreement or any replacement, renewal, extension or refinancing thereof on terms substantially consistent with or more favorable to the Company than those in effect on the date of this Agreement in a principal amount no greater than the total amount of Indebtedness that may be incurred under the Company Credit Agreement, (B) guarantees of Indebtedness of Wholly Owned Subsidiaries of the Company otherwise in compliance with this Section 5.01(b)(xi), (C) Indebtedness between or among the Company and the Company Subsidiaries or between or among the Company Subsidiaries, or (D) other Indebtedness not in excess of $15,000,000 in the aggregate; provided, that any Indebtedness assumed, guaranteed, issued or incurred by the Company or any of the Company Subsidiaries or for which the Company or any of the Company Subsidiaries otherwise becomes liable under this Section 5.01(b)(xi) shall permit prepayment at any time without penalty of any kind;

(xii) make any loans, advances, guarantees or capital contributions to, or investments in, any person (other than to or from the Company and any of its Wholly Owned Subsidiaries) outside the ordinary course of business in excess of $2,000,000 individually or $10,000,000 in the aggregate other than (A) loans made in the ordinary course of business consistent with past practice, (B) advances of expenses pursuant to the indemnification or similar provisions of the Company Charter, the Company Bylaws or any organizational documents of any Company Subsidiary or (C) in connection with the transactions permitted pursuant to Section 5.01(b)(x);

(xiii) except to the extent required by the terms of any Company Benefit Plan: (A) increase the compensation or benefits payable or to become payable to any employee at the level of Vice President or above (other than increases to broad-based benefits not otherwise prohibited by this Section 5.01(xiii)); (B) grant any award under any Company Benefit Plan, or any right to severance or termination pay or other termination benefit, or enter into any employment or severance agreement; (C) amend or modify the terms of any outstanding awards under any Company Benefit Plan or take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; (D) become a party to, establish, adopt, amend, commence participation in or terminate any material Company Benefit Plan or any arrangement that would have been a material Company Benefit Plan had it been entered into prior to the date of this Agreement (other than in conjunction with annual renewals of Company Benefit Plans that are broad-based health, welfare and fringe plans in the ordinary course of business consistent with past practice which do not materially increase the costs of maintaining such plans); (E) forgive any loans or issue any loans to any Company Employee (other than routine travel advances issued in the ordinary course of business); (F) hire, promote or terminate (other than for cause) the employment of any employee of the Company or any Company Subsidiary at the level of Senior Director or above (including, for clarity, the promotion of any employee to the level of Senior Director or above); or (G) engage or terminate (other than for cause) the services of any independent contractor (who is a natural person) with an anticipated annual consulting fee (based on anticipated hours to be worked) in excess of $100,000;

(xiv) implement or announce any employee layoffs or location closing that would reasonably be likely to trigger any notice requirements under the WARN Act;

(xv) become a party to, establish, adopt, commence participation in, terminate or amend in any material respect any Company Labor Agreement or any Contract, agreement or arrangement that would have been a Company Labor Agreement had it been entered into prior to the date of this Agreement;

(xvi) make any material change in accounting policies or procedures in effect as of the date hereof, other than (A) as required by GAAP or (B) as required or recommended by Public Company Accounting Oversight Board or the Company’s auditors in connection with an audit or review of the Company’s financial statements;

(xvii) other than any Proceeding settled or compromised in accordance with Section 5.13, settle or compromise any Proceeding or investigation involving a payment obligation by the Company or any Company Subsidiary in an amount in excess of $5,000,000 individually or $15,000,000 in the aggregate, or which would reasonably be expected to (A) prevent, materially delay or materially impair the consummation of the Transactions, (B) have a materially negative impact on or impose any material restriction on the operations of the Company and the Company Subsidiaries or (C) involve any criminal liability, any admission of material wrongdoing or any material wrongful conduct by the or any Company Subsidiary;

(xviii) enter into a Contract that would be a Company Material Contract described under one or more of Section 3.20(a)(i), Section 3.20(a)(iii) or Section 3.20(a)(iv) (without giving effect to any knowledge qualifier included therein) or any Contract that would reasonably expected to involve payments by the Company in excess of $10,000,000 in any fiscal year, in each case, had it been entered into prior to the date of this Agreement;

(xix) enter into any new line of business that would be material to the Company and the Company Subsidiaries, taken as a whole, outside the businesses being conducted by the Company and the Company Subsidiaries on the date hereof and any reasonable extensions thereof, other than in the ordinary course;

(xx) enter into any transactions, agreements, arrangements or understandings with any significant holder of Shares or their respective affiliated entities (other than the Company and the Company Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act;

(xxi) (A) terminate, amend or modify in a manner adverse in any material respect to the Company and the Company Subsidiaries, or waive any material rights of the Company or any of the Company Subsidiaries under, any Company Material Contract, except for, in each case, (w) ministerial actions, (x) grants of non-exclusive licenses under Company Intellectual Property, (y) automatic renewals in accordance with the existing terms of such contract or (z) expirations of the Company Material Contracts in accordance with their respective terms, in each case of (w), (x), (y) and (z), in the ordinary course of business or (B) renew any Company Material Contract for a period longer than its then-current term, in each case, without giving effect to any knowledge qualifier included in clause (iv) of the definition of Company Material Contract;

(xxii) take any action set forth in Section 5.01(c) of the Company Disclosure Letter;

(xxiii) make any material changes with respect to Tax accounting methods of reporting income, deductions or other items, except as required by applicable Law or by changes in GAAP;

(xxiv) change its fiscal or Tax year or, except to the extent required by Law, make or change any material Tax election; enter into any settlement, compromise or closing agreement with respect to any material Tax liability or Tax refund or file any amended Tax Return with respect to any material Tax or surrender any right to claim a material refund of Taxes (except to the extent the consequences thereof are adequately reserved in accordance with GAAP in the Company SEC Documents); or

(xxv) enter into any Contract to do any of the foregoing.

Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each Company Subsidiary’s respective operations.

Section 5.02 Agreements Concerning Parent and Merger Sub.

(a) During the Pre-Closing Period, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or expressly contemplated by this Agreement, and neither Parent nor Merger Sub shall take or agree to take any action that would prevent or materially delay the consummation of the Transactions.

(b) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement. Promptly following the execution and delivery of this Agreement, Parent shall deliver to the Company a written consent executed by the sole shareholder of Merger Sub approving this Agreement in accordance with applicable Law and the MBCA and the articles of incorporation and bylaws of Merger Sub.

Section 5.03 No Solicitation; Change of Company Recommendation.

(a) During the Pre-Closing Period, (i) the Company shall, shall cause the Company Subsidiaries and the Company’s directors and executive officers to, and shall instruct the other Company Representatives to, (A) immediately cease any solicitations, discussions or negotiations with any persons that may be ongoing as of the execution of this Agreement with respect to any Competing Proposal made by such person or any of its representatives or any proposal, offer or indication of intent that would reasonably be expected to lead to or result in, a Competing Proposal and (B) promptly (but in any event within two Business Days of the execution and delivery of this Agreement) request the prompt return or destruction of all confidential information concerning the Company and any of the Company Subsidiaries furnished to any such person with whom a confidentiality agreement was entered into at any time within the 12-month period immediately preceding the date of this Agreement with respect to a Competing Proposal or any proposal, offer or indication of intent that would reasonably be expected to lead to or result in, a Competing Proposal and terminate access to any electronic data room previously granted to such persons and (ii) except as permitted by this Section 5.03, the Company shall not, and shall cause the Company Subsidiaries and the Company’s directors and executive officers not to, and shall instruct the other Company Representatives not to, directly or indirectly, (A) solicit, initiate or knowingly encourage the making or submission of any proposal, offer or indication of intent that constitutes, or would reasonably be expected to lead to or result in, a Competing Proposal, (B) knowingly furnish any non-public information regarding the Company or any Company Subsidiary to any third person in connection with or in response to a Competing Proposal or any proposal, offer or indication of intent that would reasonably be expected to lead to or result in, a Competing Proposal or (C) participate in any discussions or negotiations with any third person with respect any Competing

Proposal or any proposal, offer or indication of intent that would reasonably be expected to lead to or result in, a Competing Proposal made by such third person; provided that, notwithstanding anything to the contrary in this Section 5.03(a), if the Company receives any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to lead to a Competing Proposal from any third person, the Company may (1) inform such third person that the Company is subject to the restrictions in this Section 5.03 and (2) seek clarification from, without the provision of non-public information to, such person and its representatives of the terms and conditions thereof so as to determine whether such inquiry, expression of interest, proposal, offer or Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and any such actions shall not be a breach of this Section 5.03; provided further the Company Board (or any committee thereof) shall be permitted following a written request by the person against which the standstill may be enforced to grant a waiver of any standstill agreement with any person to permit such person to make a Competing Proposal to the Company Board (or any committee thereof). The Company agrees that any action taken by any Company Representative that would constitute a breach of this Section 5.03 if taken by the Company will constitute a breach of this Section 5.03 by the Company.

(b) Notwithstanding anything in this Agreement to the contrary, if, at any time after the date of this Agreement and prior to the earlier of obtaining the Company Shareholder Approval and the termination of this Agreement in accordance with its terms, (i) the Company receives a bona fide written Competing Proposal from a third person after the date of this Agreement that did not result from a material breach of Section 5.03(a) and (ii) the Company Board (or any committee thereof) determines in good faith, after consultation with its outside financial advisor(s) and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company, the Company Subsidiaries and the Company Representatives may (A) furnish information (including non-public information) to, (B) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and the Company Subsidiaries to, or (C) participate or engage in discussions or negotiations with, in each case, the person making such Competing Proposal and its representatives in connection with such person’s Competing Proposal; provided, however, that the Company will not, will not permit the Company Subsidiaries to authorize the Company Representatives to, furnish any material non-public information regarding the Company to such person, or afford such access, without the Company first entering into an Acceptable Confidentiality Agreement with such person if such person is not already party to a confidentiality agreement with the Company and (y) concurrently furnish to Parent any material or information furnished to any person pursuant to this sentence that either (I) has not been previously provided to Parent or (II) was previously provided but is no longer accessible by Parent. The Company shall promptly (and in any event within 24 hours) notify Parent in writing if any inquiries, proposals or offers with respect to a Competing Proposal are received by the Company or, to the knowledge of the Company, any Company Representatives and set forth in such notice copies of any written inquiries, proposals or offers and the terms and conditions of any such Competing Proposal or inquiry, proposal or offer, including proposed agreements, and thereafter shall keep Parent reasonably informed of the status and terms of any such proposals (including any amendments or modifications thereto) and the status of any such discussions or negotiations on a reasonably current basis, but in any event within 24 hours of any change or material development in such terms or status.

(c) Except as set forth in Section 5.03(d) or Section 5.03(e), during the Pre-Closing Period, neither the Company Board nor any committee thereof will (i) adopt, authorize, approve or recommend any Competing Proposal, (ii) withhold, modify or amend, in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (iii) following the public disclosure of a Competing Proposal, fail to publicly reaffirm the Company Recommendation within two Business Days prior to the Company Shareholder Meeting (any action set forth in the foregoing clause (i), (ii) or (iii), a “Change of Company Recommendation”) or (iv) allow the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement to effect any Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate or fail to consummate the Transactions.

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or any committee thereof) may make a Change of Company Recommendation (and, if so desired by the Company Board (or any committee thereof), terminate this Agreement, in accordance with Section 7.01(d)) if:

(i) (A) a Competing Proposal (that did not result from a material breach of Section 5.03(a)) is made to the Company by a third person and (B) the Company Board (or any committee thereof) determines in good faith, after consultation with its outside financial advisor(s) and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being agreed that such determination in itself by the Company Board (or a committee thereof) shall not constitute a Change of Company Recommendation);

(ii) the Company provides Parent at least four Business Days’ prior written notice of the intention of the Company Board (or any committee thereof) to make a Change of Company Recommendation (a “Notice of Change of Recommendation”) in response to such Competing Proposal, which notice shall include a copy of such Superior Proposal and all other information required by Section 5.03(b) (it being agreed that neither the delivery of the Notice of Change of Recommendation by the Company nor any public announcement that the Company Board (or any committee thereof) is considering making a Change of Company Recommendation shall constitute a Change of Company Recommendation);

(iii) if requested by Parent, the Company has negotiated, and directed any applicable Company Representatives to negotiate in good faith with Parent and its representatives during the four Business Days immediately after the date of such Notice of Change of Recommendation with respect to any changes to the terms and conditions of this Agreement proposed by Parent in a binding irrevocable written offer to the Company prior to the expiration of such four Business Day-period; and

(iv) after taking into account any changes to the terms and conditions of this Agreement proposed by Parent in a binding irrevocable written offer to the Company pursuant to clause (iii) above, the Company Board (or any committee thereof) has determined in good faith, after consultation with its outside financial advisor(s) and outside legal counsel, that such

Competing Proposal continues to constitute a Superior Proposal and the failure to take such action would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law even if such changes irrevocably offered in writing by Parent were to be given effect; provided that any amendment to financial terms or another other material terms of such Competing Proposal shall require a new Notice of Change of Recommendation and an additional two Business Day-period from the date of such notice during which the terms of clause (iii) above and this clause (iv) shall apply mutatis mutandis with such amendment deemed to be a new Competing Proposal (other than the number of days).

(e) Other than in connection with a Competing Proposal (which shall be subject to Section 5.03(d) and shall not be subject to this Section 5.03(e)), prior to obtaining the Company Shareholder Approval, the Company Board (or any committee thereof) may make a Change of Company Recommendation (and nothing in this Agreement shall prohibit or restrict the Company Board (or any committee thereof) from effecting a Change of Company Recommendation) in response to the occurrence of an Intervening Event if the Company Board (or any committee thereof) determines in good faith, after consultation with its outside legal counsel, that an Intervening Event has occurred and the failure to effect a Change of Company Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being agreed that such determination in itself by the Company Board (or a committee thereof) shall not constitute a Change of Company Recommendation); provided that, to the extent practicable:

(i) the Company Board (or committee thereof) provides Parent with a Notice of Change of Recommendation in response to the occurrence of such Intervening Event, which notice shall describe the Intervening Event (it being agreed that neither the delivery of the Notice of Change of Recommendation by the Company nor any public announcement that the Company Board (or any committee thereof) is considering making a Change of Company Recommendation shall constitute a Change of Company Recommendation);

(ii) if requested by Parent, the Company has negotiated, and directed any applicable Company Representatives to negotiate in good faith with Parent and its representatives during the two Business Days immediately after the date of such Notice of Change of Recommendation with respect to any changes to the terms and conditions of this Agreement proposed by Parent in a binding irrevocable written offer to the Company; and

(iii) after taking into account any changes to the terms and conditions of this Agreement proposed by Parent in a binding irrevocable written offer to the Company pursuant to clause (ii) above, the Company Board (or any committee thereof) has determined in good faith, after consultation with its outside legal counsel, that the failure to make a Change of Company Recommendation in response to the occurrence of such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, even if such changes proposed by Parent were to be given effect.

(f) Nothing contained in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the

Company if the Company Board (or any committee thereof) determines in good faith, after consultation with its outside legal counsel, that (A) the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law or (B) such disclosure (including regarding the business, financial condition or results of operations of the Company and the Company Subsidiaries) is otherwise required by applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board (or any committee thereof) of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation); provided, however, that if any such disclosure or communication has the effect of withholding or withdrawing the Company Recommendation or qualifying or modifying the Company Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Company Recommendation.

Section 5.04 Preparation of the Proxy Statement; Company Shareholder Meeting.

(a) As promptly as reasonably practicable after the date of this Agreement, the Company shall prepare and file a preliminary proxy statement with the SEC (the “Proxy Statement”). Subject to Section 5.03, the Proxy Statement shall include the Company Recommendation. The Company shall ensure that the Proxy Statement complies as to form in all material respects with the applicable provisions of the Exchange Act; provided, however, that the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement. Parent shall cooperate with the Company in the preparation of the Proxy Statement, and shall furnish all information concerning Parent, Merger Sub, any of their Affiliates and any transaction any of them have or are contemplating entering into in connection with this Agreement that is necessary or appropriate in connection with the preparation of the Proxy Statement, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The parties shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. Prior to filing or mailing the Proxy Statement or any related documents (or in each case, any amendment or supplement thereto other than filings under the Exchange Act either not related to this Agreement or that relate to a Competing Proposal) or responding to any comments of the SEC with respect thereto, to the extent reasonably practicable, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall consider in good faith any comments on such document or response reasonably proposed by Parent. The Company shall notify Parent promptly after the receipt of any comments to the Proxy Statement from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the Transactions.

(b) If, at any time prior to the Company Shareholder Meeting, any information relating to the Company or Parent, Merger Sub, any of their respective Affiliates or any transaction any of them have or are contemplating entering into in connection with this Agreement, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall, as promptly as reasonably practicable, notify the other party. Following such notification, the Company shall file with the SEC an appropriate amendment or supplement describing such information as promptly as reasonably practicable after Parent has had a reasonable opportunity to review and comment thereon, and, to the extent the Company determines it is required by applicable Law, the Company shall disseminate such amendment or supplement to the shareholders of the Company.

(c) Unless this Agreement has been terminated in accordance with its terms, the Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s shareholders, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of seeking the Company Shareholder Approval.

(d) Notwithstanding anything in this Agreement to the contrary, the Company may, and, if requested by Parent, the Company shall adjourn, recess or postpone the Company Shareholder Meeting and may change the record date thereof, (i) to the extent necessary, in the judgment of the Company Board, to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholder Meeting, (ii) if as of the time for which the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the Company Shareholder Approval to be obtained at the Company Shareholder Meeting or (iii) to the extent the Company determines in good faith that failure to do so would reasonably be likely to be inconsistent with the Company’s obligations under applicable Law; provided, that, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company Shareholder Meeting may not be postponed or adjourned for longer than 10 Business Days at a time or, subject to compliance with applicable Law, to a date later than the sixth Business Day preceding the Outside Date. Subject to Section 5.03, the Company Board shall recommend that the Company’s shareholders adopt this Agreement (the “Company Recommendation”), and the Company shall, unless there has been a Change of Company Recommendation or this Agreement has been terminated in accordance with its terms, use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement.

Section 5.05 Access to Information. During the Pre-Closing Period, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Merger Sub and their respective representatives reasonable access (at Parent’s sole cost and expense), upon reasonable notice, during normal business hours and in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any Company Subsidiary, (i) to the books and records thereof and (ii) under the reasonable supervision of the Company, to officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries; and (b) furnish promptly such information concerning the business, properties, Contracts, assets and liabilities of the Company and the Company Subsidiaries as Parent or its representatives may reasonably request, in each case of clause (a) and (b), to the extent related to consummating the Transactions and carrying out post-Merger integration and, in the case of clause (a) and (b), other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the Merger Consideration or valuation of the Merger or any financial or strategic alternatives thereto or that relate to any Competing Proposal or Superior Proposal; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or other legal privilege or trade secret protection); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent or waiver of any third party required to provide such information (which efforts shall not require the Company or any Company Subsidiary to make any payment or grant any concession to any third party)); (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; (iv) breach, contravene or violate any applicable Law (including the HSR Act or any other Antitrust Law or any Investment Screening Law); or (v) disclose or provide access to any personnel records relating to individual performance or evaluations, medical histories or other information the disclosure of which would be reasonably likely to subject the Company or the Company Subsidiaries or their respective Affiliates or representatives to the risk of liability. Notwithstanding anything in this Agreement to the contrary, Parent and Merger Sub shall not, and shall cause their respective representatives acting on their behalf not to, contact any customer, partner, manufacturer, licensor, licensee, vendor, supplier or employee of the Company or any Company Subsidiary in connection with the Transactions without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that such contact shall be arranged and supervised by Company Representatives. Parent agrees that all information provided to it or any of its representatives pursuant to this Section 5.05 shall be subject to the terms of the Confidentiality Agreement and the Clean Team Agreement, which, notwithstanding anything to the contrary set forth therein, shall continue in full force and effect until the Closing Date. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Merger Sub shall, and shall cause their respective representatives accessing such business or property sites to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ bona fide safety and security procedures, and to use reasonable best efforts to minimize any interference with the Company’s and the Company Subsidiaries’ business operations in connection with any such access. Notwithstanding anything to the contrary contained in this Section 5.05, during the Pre-Closing Period, none of Parent, Merger Sub or any of their respective Affiliates shall conduct, without the prior written consent of the Company, any environmental investigation at any real property owned or leased by the Company, and in no event may any environmental investigation include any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any of such real property. Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure pursuant to this Section 5.05 to the extent such access or disclosure is reasonably pertinent to any Proceeding where the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties or are reasonably likely to become adverse parties.

Section 5.06 Appropriate Action; Consents; Filings.

(a) Subject to Section 5.06(c), Parent shall (and shall cause Merger Sub and each of its and their applicable Affiliates to) and, subject to Section 5.03, the Company shall, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable under applicable Law to consummate the Transactions and to cause the conditions set forth in ARTICLE VI to be satisfied as promptly as reasonably practicable after the date of this Agreement and in any event, prior to the Outside Date. Without limiting the generality of the foregoing and subject to Section 5.06(c) and Section 5.03, each of Parent and the Company shall (and shall cause their respective Subsidiaries, Representatives, officers and directors to) use its reasonable best efforts to (i) as promptly as reasonable practicable and by no later than the Outside Date, obtain all actions or nonactions, Permits, registrations, declarations and waivers, from Governmental Entities or other persons necessary or advisable in connection with the consummation of the Transactions, (ii) as promptly as practicable (and in any event within 15 Business Days after the date of this Agreement with respect to the HSR Act filings described in clause (A) and as soon as reasonably practicable after the date of this Agreement with respect to the other filings described in clauses (A) and (B)), make all registrations and filings (including, where appropriate and advisable, filings in draft form) with any Governmental Entity necessary or advisable or as required by applicable Law in connection with the consummation of the Transactions, including (A) the filings required of the parties hereto or their “ultimate parent entities” or “ultimate controlling persons” under the HSR Act or any other Antitrust Law or any Investment Screening Law and (B) any further filings or submissions pursuant thereto that may be necessary or advisable, and cooperate and coordinate with the other parties in the preparation and submission of such filings, including by supplying any information that may be required in order to prepare and submit such filings, (iii) provide as promptly as practicable any additional information that may reasonably be requested from any Governmental Entity in connection with such filings, (iv) contest and defend all Proceedings to which it or any of its Affiliates is a party challenging this Agreement or the consummation of the Transactions, including through litigation on the merits and exhaustion of all appeals, in each case until the issuance of a final, non-appealable Order with respect to each such Proceeding, (v) seek to have lifted or rescinded any injunction or restraining order that would reasonably be expected to adversely affect the ability of the parties to consummate the Transactions, in each case until the issuance of a final, non-appealable Order with respect thereto, (vi) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Transactions and (vii) execute and deliver any additional instruments necessary or advisable to consummate the Transactions. Notwithstanding the foregoing, the Company and the Company Subsidiaries shall be permitted to take the action described in Section 5.01(b)(x) of the Company Disclosure Letter. Parent shall be solely responsible for the payment of all filing fees to any Governmental Entities under any Antitrust Laws or Investment Screening Laws. Notwithstanding anything herein to the contrary, in no event shall Parent, the Company or their respective Affiliates be required to make any concessions under this Section 5.06 that are not conditioned upon the Closing or to pay any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of the Transactions under any Contract or otherwise (except, in the case of the Company and the Company Subsidiaries, for any payment that is requested by Parent and is conditioned upon the Closing).

(b) In furtherance of the obligations set forth in Section 5.06(a) and subject to Section 5.06(c), if and to the extent necessary to obtain any waivers, clearances, consents, approvals, or expirations of waiting periods under the HSR Act or under any Antitrust Laws or

Investment Screening Laws that are necessary or advisable in connection with the Transactions as promptly as practicable and in any event prior to the Outside Date, Parent and its Subsidiaries shall use reasonable best efforts to, and the Company and the Company Subsidiaries shall, solely to the extent directed by Parent, commit to or effect any operational restrictions or limitations on, and commit to or effect, by consent decree, hold separate orders, trust or otherwise, the sale, license, divestiture, disposition or other conveyance or holding separate of, such assets or businesses of Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Subsidiaries (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of the relevant Governmental Entity) (any such action, a “Remedy”) as may be required or advisable to obtain such waivers, clearances, consents, approvals or expirations to avoid the entry of, or to effect the dissolution of or vacate or lift, any Orders that would otherwise have the effect of preventing or delaying the consummation of the Transactions beyond the Outside Date, in each case, provided that such Remedy is conditioned upon the consummation of the Transactions.

(c) Notwithstanding anything else to the contrary in this Agreement, nothing in this Agreement shall obligate or require Parent, Merger Sub or any of their respective Affiliates to take or cause to be taken any action (or refrain or cause to refrain from taking any action) or agree or cause to agree to any term, condition or limitation (including, in each case, any Remedy) if such action (or refraining from such action), term, condition or limitation (i) would impose a Remedy on any business sector of Parent and its Subsidiaries other than Parent’s Life Science business sector, (ii) would have or would reasonably be expected to have, individually or in the aggregate with all other actions, terms, conditions and limitations, a material adverse effect (measured based on a person with the revenues and net income of Parent’s Life Science business, taken as a whole) on the financial condition, business or results of operations of the Company, Parent and their respective Subsidiaries, taken as a whole, after giving effect to the Transactions or (iii) would require Parent to commit to provide prior notice or seek prior approval from any Governmental Entity for or appoint a monitor with respect to any future transaction (any of clauses (i)-(iii), a “Burdensome Condition”).

(d) Without limiting the generality of anything contained in this Section 5.06, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation or Proceeding; and (iii) promptly inform the other parties of any communication (other than immaterial communications) to or from the FTC, the Antitrust Division or any other Governmental Entity regarding the Transactions. Parent shall, after good faith consultation with the Company and, when reasonably practicable, after considering, in good faith, the Company’s views and comments, control and lead all communications, negotiations, timing decisions and strategy on behalf of the parties relating to any clearance or approval under any Antitrust Laws or Investment Screening Laws and any Proceedings pertaining to any Antitrust Laws or Investment Screening Laws in connection with the Transactions, and the Company shall use reasonable best efforts to take all reasonable actions to support Parent in connection therewith, including by providing as promptly as reasonably practicable all information necessary to enable the parties to determine whether any filings under Antitrust Law or any Investment Screening Law are required in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will, to the extent reasonably practicable, give the other parties reasonable notice of and permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Proceeding and to have access to and be consulted in connection with and provided a reasonable opportunity to review in advance, any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding, including any filings or submissions referred to in Section 5.06(a). Notwithstanding the foregoing, any party may (x) as it deems reasonably advisable and necessary, reasonably redact materials as necessary to address reasonable attorney-client, attorney work product or other legal privilege concerns (so long as the disclosing party has reasonably cooperated with recipient and used its reasonable best efforts to permit disclosure on a basis that does not waive such privilege with respect thereto) and (y) as it deems reasonably advisable and necessary based on the advice of outside counsel to prevent a violation of Antitrust Laws, designate any competitively sensitive material provided to the other parties under this Section 5.06(d) as “outside counsel only” (such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless written permission is obtained in advance from the party providing the materials).

(e) The Company shall promptly (and in any event no later than July 31, 2026) provide Parent with the Company and the Company Subsidiaries’ unaudited by-jurisdiction revenue breakdown for the Company’s fiscal year ending June 30, 2026 (“2026 By-Jurisdiction Revenue”). If Parent reasonably determines that the 2026 By-Jurisdiction Revenue materially changes the assessment of whether an additional Permit, registration, declaration or waiver from any Governmental Entity (an “Additional Consent”) may be necessary or advisable in connection with the consummation of the Transactions under any Antitrust Law, Parent may deliver written notice to the Company within two Business Days following the delivery by the Company of the 2026 By-Jurisdiction Revenue, at which time such Additional Consents shall be deemed to be added to Section 6.01(b) of the Company Disclosure Letter.

(f) Following the execution of this Agreement, neither Parent nor Merger Sub shall, nor shall they permit any of their respective Subsidiaries and controlled Affiliates to, acquire or agree to acquire any business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) that, as of the date of this Agreement, directly and materially competes in the same geographical areas with any Company Products or services offered by the Company or any of the Company Subsidiaries if such acquisition would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any applicable clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization under the HSR Act or any Antitrust Law, (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the Transactions or (iii) materially delay the consummation of the Transactions.

(g) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.06, if any Proceeding or Order, including any Proceeding by a private party, is instituted (or threatened to be instituted) challenging, hindering, impeding, interfering with or delaying any of the Transactions as violating any Law, the Company shall cooperate (and shall cause the Company Subsidiaries to cooperate), on the one hand, and each of Parent and Merger Sub shall cooperate (and shall cause the Subsidiaries of Parent to cooperate), on the other hand, in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any such Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transactions.

Section 5.07 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be a joint press release, the contents of which have received prior approval from both such parties, and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned); provided that the restrictions set forth in this Section 5.07 shall not apply to any press release, public statement or other announcement issued or made, or proposed to be issued or made, by the Company (a) in connection with a Competing Proposal, Superior Proposal or Change of Company Recommendation in accordance with Section 5.03(d), (b) as may be required by applicable Law, Order or obligations pursuant to any listing agreement with any national securities exchange or (c) that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Section 5.07, including investor conference calls, filings with the SEC, Q&As and other publicly disclosed documents, in each case under this clause (c) to the extent such disclosure is still accurate. Nothing in this Section 5.07 shall limit the ability of the Company to make any internal announcements to its employees that are consistent in all material respects with the prior public disclosures regarding the Transactions in the initial press release or made in compliance with this Section 5.07. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.06 shall be governed by Section 5.06 and not this Section 5.07.

Section 5.08 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law and to the extent provided for under the organizational documents of the Company as in effect on the date of this Agreement, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries and each such person who is or was serving at the request of the Company as a director, officer, partner, trustee, governor, manager, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employe benefit plan or other enterprise (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against all losses, reasonable and documented expenses (including reasonable attorneys’ fees and expenses for one outside counsel for all similarly situated Indemnified Parties and one local counsel in any relevant jurisdiction for all Indemnified Parties), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of facts, events, actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director or officer of the Company or any of the Company Subsidiaries or fiduciary under benefit plans or performed services at the request of the Company or any Company Subsidiary (the “Indemnified Liabilities”), including in connection with the Transactions and any reasonable and documented expenses, including attorney’s fees, incurred in enforcing such person’s rights under this Section 5.08. Any Indemnified Party wishing to claim indemnification under this Section 5.08, upon learning of any Proceeding that may give rise to Indemnified Liabilities, shall promptly notify Parent and the Surviving Corporation thereof in writing, but the failure to so notify shall not relieve the Surviving Corporation of any obligation or liability it may have to such Indemnified Party except to the extent such failure prejudices Parent or the Surviving Corporation. In the event of any such Proceeding (whether or not asserted before the Effective Time), the Surviving Corporation shall cooperate with the Indemnified Parties in the defense, shall have the right to participate in the defense thereof, and shall pay the reasonable and documented fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law). Notwithstanding anything to the contrary contained in this Section 5.08 or elsewhere in this Agreement, Parent shall cause the Surviving Corporation not to settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any action, unless such settlement, compromise, consent or termination includes an unconditional release of the applicable Indemnified Parties from all liability arising out of such action.

(b) Insurance. Prior to the Closing Date, the Company shall purchase a six-year prepaid directors’ and officers’ and fiduciary liability insurance policy “tail” for the Company and the Company Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and the Company Subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and the Company Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including in connection with the Transactions; provided, however, that in no event shall the cost of any such tail policy exceed 300% of the aggregate annual premium most recently paid by the Company and the Company Subsidiaries (the “Maximum Amount”). If the Company is unable to obtain the insurance required by this Section 5.08(b) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder. If the Company for any reason fails to obtain such “tail” policy prior to the Closing Date, the Surviving Corporation shall for a period of six years from and after the Effective Time either cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by or for the benefit of the Company and the Company Subsidiaries and their respective current and former directors and officers or provide substitute policies for the Company and the Company Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and the Company Subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and the Company

Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time, including in connection with the Transactions (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than the Maximum Amount. If the Surviving Corporation is unable to obtain the insurance required by this Section 5.08(b) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, Parent shall, and shall cause the Surviving Corporation to, require such successors, assigns or transferees of the Surviving Corporation or Parent to assume the obligations set forth in this Section 5.08.

(d) Continuation. Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the Indemnified Parties as provided in their respective articles or certificates of incorporation, bylaws or other organizational documents or in any Contract filed with or in the form filed with the SEC or set forth in Section 5.08(d) of the Company Disclosure Letter shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and each of the Company Subsidiaries’ articles or certificates of incorporation, bylaws or other organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or any of the Company Subsidiaries with any of the Indemnified Parties as in effect immediately prior to the Effective Time and set forth in Section 5.08(d) of the Company Disclosure Letter, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of the Indemnified Parties; provided, however, that all rights to indemnification in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding or resolution of such claim, even if beyond such six-year period.

(e) Benefit. The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, successors, executors or administrators and each Indemnified Party’s representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.08 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. Nothing in this Agreement, including this Section 5.08, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’

insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.09 Takeover Statutes. The parties shall use all reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Merger or the other Transactions and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transactions.

Section 5.10 Employee Matters.

(a) For a period of 12 months following the Closing Date (or, if shorter, the period of the applicable employee’s employment) (the “Continuation Period”), Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) with (i) total target cash compensation (comprised of a base salary or base hourly wage rate, target short-term cash incentive compensation opportunity and target equity-based or long-term incentive opportunity (after taking into account any equity-based incentive opportunities granted following the date of the Agreement and prior to the Effective Time)) which are, in the aggregate, no less favorable than the total target cash compensation (comprised of a base salary or base hourly wage rate, target short-term cash incentive compensation opportunity and target equity incentive opportunity) as in effect immediately prior to the Closing (provided, however, that the Company Employee’s base salary or base hourly wage rate, as applicable, shall be no less than the base salary or base hourly wage rate as in effect immediately prior to the Closing), (iii) severance payments and benefits that are no less favorable than the severance payments and benefits set forth in Section 5.10(a) of the Company Disclosure Letter, and (iv) employee benefits that, in the aggregate, are no less favorable than the employee benefits (other than severance, incentive compensation opportunities, change in control, retention, nonqualified deferred compensation, retiree health benefits and defined benefit pension plan benefits) provided immediately prior to the Closing. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Subsidiaries (including the Surviving Corporation) shall be obligated to continue to employ any Company Employee for any specific period of time following the Closing Date, subject to applicable Law.

(b) Without limiting the generality of Section 5.10(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control, retention, deferred compensation or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event).

(c) To the extent that service is relevant for any purpose including eligibility, benefit accrual and vesting (including, in order to calculate the amount of any paid time off and leave balance (including vacation and sick days)), severance and similar benefits (except, unless required by applicable Law, not for purposes of defined benefit pension benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Parent or any of its Subsidiaries (including the Surviving Corporation) for the benefit of the Company Employees (the “Parent Plans”) following the Closing Date, Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, credit such Company Employees for service earned on and prior to the Closing Date with the Company and the Company Subsidiaries and any of their predecessors in addition to service earned with Parent or any of Parent’s Affiliates (including the Surviving Corporation) after the Closing Date under any relevant Parent Plan; provided, however, that such service need not be recognized (x) to the extent that such recognition would result in any duplication of benefits, (y) for purposes of any grandfathered arrangements or any defined benefit pension benefit arrangements or (z) to the extent that service was not recognized under the analogous Company Benefit Plan prior to the Closing.

(d) On the first regularly scheduled payroll date following the Closing Date, Parent shall, or shall cause the Company Subsidiaries (including the Surviving Corporation) to, pay to each Company Employee as of immediately prior to the Closing, an annual bonus, to the extent unpaid under a Company Benefit Plan as of immediately prior to the Closing, for each fiscal year annual bonus performance period that has been completed prior to the Closing Date, in an amount no less than the annual bonus such Company Employee would otherwise have received for such performance period based on actual performance. On the first regularly scheduled payroll date following the Closing Date, Parent shall, or shall cause the Company Subsidiaries (including the Surviving Corporation) to, pay to each Company Employee as of immediately prior to the Closing, a pro rata annual bonus (a “Pro-Rata Bonus”) for the fiscal year annual bonus performance period in which the Effective Time occurs. Each Pro-Rata Bonus shall be equal to the product of (i) a fraction, the numerator of which is the number of days in the fiscal year in which the Closing Date occurs that have elapsed as of the Closing Date (including the Closing Date), and the denominator of which is 365, and (ii) the amount of such Company Employee’s target bonus or, if greater, the bonus such Company Employee would be entitled to receive based on actual performance through the Effective Time (as reasonably determined by the Company in good faith in consultation with Parent and in accordance with the ordinary course of business consistent with past practice prior to the Closing). For avoidance of the doubt, the Pro-Rata Bonus shall be taken into account for purposes of satisfying Parent’s obligations under Section 5.10(a).

(e) Following the Closing Date, Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, waive any waiting periods and actively at work or evidence of insurability requirements, any required physical examinations, and any limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of Company Employees and their eligible dependents. Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, maintain or establish, benefit plans that provide for health and welfare benefits (including medical, prescription drug, dental and vision benefits) and in which the Company Employees shall be eligible to participate as of the Closing Date. Following the Closing Date, Parent shall recognize, and shall cause its Subsidiaries (including the Surviving Corporation) to also recognize, for purposes of annual deductible and out-of-pocket limits under its Parent Plans providing health benefits, any deductible, coinsurance, copayments and out-of-pocket expenses paid by such Company Employees and their respective dependents under Company Benefit Plans in the plan year in which the Closing Date occurs to the extent such Company Employees participate in any such Parent Plans in such same plan year.

(f) If requested by Parent in writing at least 10 Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan, the Company shall cause any Company Benefit Plan that is intended to be a tax qualified defined contribution plan under Section 401(k) of the Code (each, a “Company 401(k) Plan”) to be terminated effective as of the day immediately preceding the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated in accordance with the provisions of this Section 5.10(f), the Company shall provide Parent with resolutions of the Company Board providing for the termination for the Company 401(k) Plan (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than the day immediately preceding the Effective Time. If the Company 401(k) Plan is terminated in accordance with the provisions of this Section 5.10(f), effective as of, or as soon as reasonably practicable following, the Closing Date, Parent shall designate a tax-qualified defined contribution retirement plan of Parent (or a Subsidiary of Parent) with a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Parent 401(k) Plan”) in which the Company Employees primarily providing services in the United States shall be eligible to participate as of the Closing Date and take such actions as are necessary and appropriate to cause such defined contribution plan to accept eligible rollover distributions (including distributions of outstanding participant loan notes) from the Company 401(k) Plan with respect to Company Employees on and after the Closing Date.

(g) Prior to making any written or broad-based oral communications to the officers or employees of the Company or any of the Company Subsidiaries pertaining to post-Closing compensation or benefits matters that has not previously been made in accordance with this Section 5.10(g) or includes information that has not previously been provided in a compliance with Section 5.07, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication and the Company shall consider any such comments in good faith.

(h) Within 15 Business Days following the date of this Agreement, the Company shall provide Parent with (i) a list of all identified “disqualified individuals” and each such disqualified individual’s “base amount”, (ii) an estimate of the potential “parachute payments” that may be payable to each such disqualified individual and (iii) the Company’s data and calculations to support such estimate (each such term as defined within Section 280G of the Code and the regulations thereunder). Parent and the Company shall reasonably cooperate to promptly reflect all reasonable comments from Parent thereon.

(i) No later than 15 Business Days following the date hereof, the Company shall provide Parent, with respect to each material Non-U.S. Company Benefit Plan required to be set forth on Section 3.13(a) of the Company Disclosure Letter, with a true and correct copy of, as applicable, each document contemplated by the final sentence of Section 3.13(a) that is in the possession of the Company or the Company Subsidiaries.

(j) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any Company Benefit Plan or any other arrangement or create any rights or obligations except among the parties hereto, (ii) give any employee or former employee or any other dependent, bargaining representative or other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 5.10 or entitle any person not a party to this Agreement to assert any claim hereunder or (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan or (B) retain the employment of any particular employee. No employee or other agent, nor any beneficiary or dependent thereof, shall be a third-party beneficiary of this Agreement or be entitled to bring any action or claim hereunder.

Section 5.11 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated by ARTICLE II. All Transfer Taxes incurred in connection with the Transactions shall be paid when due by Parent, Merger Sub or, after the Closing, the Surviving Corporation.

Section 5.12 Rule 16b-3 Matters. Notwithstanding anything in this Agreement to the contrary, the Company shall be permitted to take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Defense of Litigation. The Company shall control and promptly notify Parent in writing of any shareholder litigation or other litigation or Proceedings brought or threatened in writing against the Company or any of its directors, officers or representatives arising out of or relating to this Agreement or the Transactions (such litigation or Proceedings, “Transaction Litigation”). The Company shall (a) keep Parent reasonably informed with respect to any material developments regarding the defense of any such Transaction Litigation, (b) consider in good faith Parent’s advice with respect to such Transaction Litigation and (c) give Parent the opportunity to participate in (but not control), at Parent’s expense, the defense and settlement of such Transaction Litigation; provided, however, that the Company shall not settle any such Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.14 Stock Deregistration. Prior to the Effective Time, the Company shall reasonably cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Laws, including, for the avoidance of doubt, the rules and policies of the Nasdaq, to enable the delisting by the Surviving Corporation of the Shares from the Nasdaq and the deregistration of the Shares under the Exchange Act under the Securities Act, in each case, as promptly as practicable after the Effective Time, including the filing of a Form 15 as promptly as reasonably practicable after the Effective Time in order to terminate the registration of the Company Common Stock under Section 12(g) of the Exchange Act.

Section 5.15 Company Indebtedness.

(a) The Company shall use commercially reasonable efforts to obtain and deliver to Parent at or prior to five Business Days prior to the Closing a customary payoff letter (the “Payoff Letter”) in connection with the repayment of Indebtedness under the Company Credit Agreement.

(b) At or prior to the Effective Time, Parent shall pay (or cause to be paid), on behalf of the Company, by wire transfer of immediately available funds, an amount in cash equal to the amount necessary for the Company to repay and discharge in full all amounts and applicable obligations in accordance with the Company Credit Agreement and the Payoff Letter.

Section 5.16 Parent Financing Matters. The Company shall, and shall cause the Company Subsidiaries and its and their respective representatives to, provide such customary cooperation and information as may be reasonably requested by Parent to assist Parent in the arrangement of any bank debt financing or any capital markets debt financing for the purposes of financing or refinancing the payment of all amounts contemplated by the Transactions; provided, however, that nothing in this Section 5.16 shall require such provision of information or cooperation to the extent it would (a) require the Company, any of the Company Subsidiaries or any of its or their respective representatives to enter into any Contract that they are a party to or bound, or agree to amend or otherwise modify any such Contract, or agree, authorize or commit to do any of the foregoing to the extent such action would be effective prior to the Effective Time; (b) unreasonably interfere with any of the businesses, properties or assets of the Company or any of the Company Subsidiaries; (c) require the Company to provide any financial statements or other financial or other information that is not maintained by the Company and the Company Subsidiaries in the ordinary course of business; (d) make any payment or incur any liability or out-of-pocket expense; (e) require the Company Board or any similar body of any Company Subsidiary to take any action prior to the Effective Time; and (f) require the delivery of any solvency or similar certificate; and provided further that Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and its and their respective representatives from and against any and all losses, damages, claims, costs and expenses suffered or incurred by any of them in connection with the arrangement of Parent’s financing, including any cooperation provided pursuant to this Section 5.16. Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 6.02(b) as it applies to the Company’s obligations under this Section 5.16 shall be deemed satisfied unless Parent’s inability to obtain financing of the amounts payable to consummate the Transactions is primarily a result of the Company’s or the Company Subsidiaries’ Intentional Breach of their obligations under this Section 5.16.

ARTICLE VI
CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Antitrust and Governmental Entity Approvals. (i) The waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated (and, if applicable any commitment by the parties not to consummate the Merger before a certain date under a timing agreement with a Governmental Entity in connection therewith shall have expired or been terminated) and (ii) any waivers, consents, agreements, clearances or approvals applicable under any other Antitrust Law or any Investment Screening Law in any of the jurisdictions set forth in Section 6.01(b) of the Company Disclosure Letter shall have been obtained or the applicable waiting period shall have expired or been terminated (the waiting periods, waivers, consents, agreements, clearances and approvals in Section 6.01(b)(i) and Section 6.01(b)(ii) being the “Required Approvals”).

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have issued or entered any order, injunction or decree or enacted, enforced, issued, promulgated, entered or adopted any Law, in each case, that is continuing in effect and that prohibits, enjoins or otherwise prevents the consummation of the Merger.

Section 6.02 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.01(a) (Organization and Qualification; Subsidiaries), Section 3.02(a) through Section 3.02(e) (Capitalization), Section 3.03 (Authority), Section 3.09(b) (Absence of Certain Changes), Section 3.28 (Vote Required) and Section 3.29 (Brokers)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct at and as of immediately prior to the Effective Time as though made at and as of such time (except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date)), other than failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties contained in Section 3.01(a) (Organization and Qualification; Subsidiaries), Section 3.02(c), (d) and (e) (Capitalization), Section 3.03 (Authority), Section 3.28 (Vote Required) and Section 3.29 (Brokers) shall be true and correct in all material respects (or, to the extent qualified by any materiality or Company Material Adverse Effect qualifier, in all respects) at and as of immediately prior to the Effective Time as though made at and as of such time (except to the extent such representations and warranties expressly relate to another date in which case such representations and warranties shall be true and correct in all material respects on and as of such other date); (iii) the representations and warranties contained in Section 3.02(a) and Section 3.02(b) (Capitalization) shall be true and correct in all respects (other than any inaccuracies that are de minimis) as of the Effective Time as though made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) and (iv) the representations and warranties contained in Section 3.09(b) (Absence of Certain Changes) shall be true and correct in all respects as of the Effective Time as though made at and as of such time.

(b) Agreements and Covenants. The Company shall have performed or complied with all obligations and covenants in all material respects (considered collectively) required by this Agreement to be performed or complied with by the Company at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in Section 6.02(a) and Section 6.02(b) (the “Company Officer’s Certificate”).

(d) Burdensome Condition. The Required Approvals shall not, individually or in the aggregate, contain a Burdensome Condition.

Section 6.03 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct at and as of immediately prior to the Effective Time as though made at and as of such time (except to the extent such representations and warranties expressly relate to another date in which case such representations and warranties shall be true and correct on and as of such other date), other than failures to be true and correct that would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied with all obligations and covenants in all material respects (considered collectively) required by this Agreement to be performed or complied with by Parent and Merger Sub, respectively, at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub as to the satisfaction of the conditions in Section 6.03(a) and Section 6.03(b) (the “Parent and Merger Sub Officers’ Certificates”).

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated, in the case of clause (a), (b), (e) or (f) below, at any time prior to the Effective Time, whether before or after obtaining the Company Shareholder Approval or, in the case of clause (c) or (d) below, at any time prior to obtaining the Company Shareholder Approval, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before March 25, 2027 (as may be extended pursuant to the following proviso, the “Outside Date”); provided, however, that (x) if all of the conditions to Closing, other than the conditions set forth in Section 6.01(b), Section 6.01(c)

and Section 6.02(d) (solely if such order, injunction, decree or Law relates to Antitrust Law or any Investment Screening Law), have been satisfied (or, to the extent permitted by applicable Law, waived) or shall be capable of being satisfied at such time, the Outside Date shall automatically extend to June 25, 2027 (the “First Extended Outside Date”), which date shall thereafter be deemed to be the Outside Date, and if at the First Extended Outside Date all of the conditions to Closing, other than the conditions set forth in Section 6.01(b), Section 6.01(c) and Section 6.02(d) (solely if such order, injunction, decree or Law relates to Antitrust Law or any Investment Screening Law), have been satisfied (or, to the extent permitted by applicable Law, waived) or shall be capable of being satisfied at such time, the First Extended Outside Date shall automatically extend to September 25, 2027, which date shall thereafter be deemed to be the Outside Date and (y) the Outside Date may be further extended from time to time to such date as may be agreed in writing between Parent and the Company, which date shall thereafter be deemed to be the Outside Date; provided further, that Parent or the Company, as the case may be, shall not be permitted to terminate this Agreement pursuant to this Section 7.01(b)(i) (A) if the failure by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) to perform any of its covenants or obligations contained in this Agreement has been the principal cause of, or resulted in, the failure to consummate the Merger by such date or (B) during the pendency of any Proceeding brought by the other party to enforce the provisions of this Agreement;

(ii) if, upon a vote taken at any duly held Company Shareholder Meeting (or any adjournment or postponement thereof taken in accordance with this Agreement) held to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained;

(iii) if any Governmental Entity in any jurisdiction in which Parent or the Company has material business operations issues any order, injunction or decree permanently enjoining or otherwise permanently prohibiting the Merger, and such order, injunction or decree has become final and non-appealable, if applicable; provided that the right to terminate this Agreement under this Section 7.01(b)(iii) shall not be available to any party that has failed (A) to use its reasonable best efforts to contest, resolve or lift, as applicable, such order, injunction or decree or (B) to comply in any material respect with its obligations under Section 5.06 before asserting the right to terminate under this Section 7.01(b)(iii);

(c) by Parent, at any time prior to the Company Shareholder Approval having been obtained, if the Company Board effects a Change of Company Recommendation;

(d) by the Company, at any time prior to obtaining the Company Shareholder Approval, in order to enter into a definitive agreement providing for a Superior Proposal in accordance with Section 5.03(d); provided the Company pays, or causes to be paid, the Company Termination Fee in accordance with Section 7.02(b)(iii); provided, further, that the Company may not terminate this Agreement pursuant to this Section 7.01(d) unless the Company has complied in all material respects with its obligations under Section 5.03(a) with respect to such Superior Proposal;

(e) by Parent, if: (i) the Company breaches or there is any inaccuracy in any of its representations or warranties contained in this Agreement or fails to perform or comply with any of its covenants or agreements contained in this Agreement, in any case, which breach, inaccuracy or failure to perform or comply would give rise to the failure of a condition contained in Section 6.02(a) or Section 6.02(b) to be satisfied; (ii) Parent has delivered to the Company written notice of such breach, inaccuracy or failure to perform or comply; and (iii) either such breach, inaccuracy or failure to perform or comply is not capable of cure or at least 30 days has elapsed since the date of delivery of such written notice to the Company and such breach, inaccuracy or failure to perform or comply has not been cured prior to the earlier of (A) the date that is two Business Days before the Outside Date and (B) the expiration of such 30-day period; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(e) if Parent or Merger Sub has breached or there is any inaccuracy in any of its representations or warranties or has failed to perform or comply with any of its covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied; or

(f) by the Company, if: (i) Parent or Merger Sub breaches or there is any inaccuracy in any of its representations or warranties contained in this Agreement or fails to perform or comply with any of its covenants or agreements contained in this Agreement, in any case, which breach, inaccuracy or failure to perform or comply would give rise to the failure of a condition contained in Section 6.03(a) or Section 6.03(b) to be satisfied; (ii) the Company has delivered to Parent written notice of such breach, inaccuracy or failure to perform or comply; and (iii) either such breach, inaccuracy or failure to perform or comply is not capable of cure or at least 30 days has elapsed since the date of delivery of such written notice to Parent and such breach, inaccuracy or failure to perform or comply has not been cured prior to the earlier of (A) the date that is two Business Days before the Outside Date and (B) the expiration of such 30-day period; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(f) if the Company has breached or there is any inaccuracy in any of its representations or warranties or has failed to perform or comply with any of its covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, in either case; provided, however, that (i) no termination shall relieve any party hereto of its obligations under the third sentence of Section 5.05 (Access to Information), Section 5.07 (Public Announcements), Section 5.11 (Expenses), the proviso in the penultimate sentence of Section 5.16, this Section 7.02 (Effect of Termination), and ARTICLE VIII, each of which shall survive any termination and (ii) the Confidentiality Agreement and Clean Team Agreement shall each continue in full force and effect in accordance with their respective terms; provided further that no termination shall relieve any party from any damages, costs, expenses and liabilities suffered by the other party as a result of or in connection with any Intentional Breach or actual and intentional fraud. The parties acknowledge and agree that such damages, costs, expenses and liabilities shall not be limited to reimbursement of expenses or out-of-pocket costs and, in the case of an Intentional Breach or actual and intentional fraud by Parent or Merger Sub, may include, if proven in a court of competent jurisdiction, in addition to any other remedies available at law or in equity, damages based on the loss of economic benefit of the Transactions to the non-breaching party and its shareholders (including the loss of the premium that the shareholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Merger were consummated in accordance with the terms hereof), taking into consideration all relevant matters. The parties acknowledge and agree that any Proceeding against Parent or Merger Sub pursuant to the foregoing sentence may be brought solely by the Company on behalf of the holders of Shares or Equity Awards (and not by the holders of Shares or Equity Awards directly), and any Proceeding against the Company pursuant to the foregoing sentence may be brought solely by Parent, and if either party is liable for any damages of the type described in the foregoing sentence, the other party shall be entitled to enforce the breaching party’s payment obligation and, upon receipt of any such payment, the recovering party shall be entitled to retain the amount of such payment so received, in each case, as contemplated by Section 302A.611, Subd. 1a, of the MBCA.

(b) Company Termination Fee.

(i) If (A) this Agreement is validly terminated (1) by either Parent or the Company pursuant to Section 7.01(b)(ii) (Company Shareholder Approval not obtained) or (2) by either Parent or the Company pursuant to Section 7.01(b)(i) (Outside Date), (B) following the execution and delivery of this Agreement and prior to the Company Shareholder Meeting, a bona fide Competing Proposal has been delivered to the Company Board, or any person shall have publicly announced an intention (whether or not conditional) to make a Competing Proposal, and such Competing Proposal has not been withdrawn without qualification (x) at least five Business Days prior to such termination pursuant to Section 7.01(b)(i) (Outside Date) or (y) in the case of a termination pursuant to Section 7.01(b)(ii) (Company Shareholder Approval), at least three Business Days prior to the Company Shareholder Meeting and (C) concurrently with or within 12 months after the date of any such termination, the Company or any Company Subsidiary enters into a definitive agreement to effect a Competing Proposal with any person and such Competing Proposal is subsequently consummated, then the Company shall pay to Parent or its designee the Company Termination Fee concurrently with the consummation of such transaction. For purposes of this Section 7.02(b)(i), all references to “20%” and “80%” in the definition of “Competing Proposal” will be deemed to be references to “50%.”

(ii) If this Agreement is validly terminated by Parent pursuant to Section 7.01(c) (Change of Company Recommendation), then the Company shall pay to Parent or its designee the Company Termination Fee within two Business Days after the date of such termination.

(iii) If this Agreement is validly terminated by the Company pursuant to Section 7.01(d) (Superior Proposal), then the Company shall pay to Parent or its designee the Company Termination Fee prior to or concurrently with such termination.

(c) Parent Termination Fee.

(i) If this Agreement is validly terminated by the Company or Parent pursuant to Section 7.01(b)(i) (Outside Date) and all of the conditions in Section 6.01 and Section 6.02 have been waived or satisfied (other than (1) any conditions in Section 6.01(b) or, with respect to any Antitrust Law or Investment Screening Law, the condition in Section 6.01(c) or Section 6.02(d) or

(2) those conditions that by their nature are to be satisfied at the Closing (if such conditions would be satisfied were the Closing to occur at such time)), then Parent shall pay to the Company or its designee the Parent Termination Fee within two Business Days after the date of such termination in the event of a termination by the Company or concurrently with such termination in the event of a termination by Parent; provided that the Parent Termination Fee shall not be payable if a failure by the Company to perform any of its obligations contained in this Agreement has been the principal cause of or resulted in the failure to consummate the Transactions by the Outside Date.

(ii) If this Agreement is validly terminated by the Company or Parent pursuant to Section 7.01(b)(iii) (if the order, injunction or decree giving rise to such termination pursuant to Section 7.01(b)(iii) is related to any Antitrust Law or Investment Screening Law), then Parent shall pay to the Company or its designee the Parent Termination Fee within two Business Days after the date of such termination in the event of a termination by the Company or concurrently with such termination in the event of a termination by Parent; provided that the Parent Termination Fee shall not be payable if a failure by the Company to perform any of its obligations contained in this Agreement has been the principal cause of or resulted in the order, injunction or decree giving rise to the termination right under Section 7.01(b)(iii).

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions and (ii) without this Section 7.02, none of Parent and Merger Sub or the Company would enter into this Agreement. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). In no event shall Parent be required to pay to the Company more than one Parent Termination Fee pursuant to Section 7.02(c). Except as provided in Section 7.02(a), in the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was payable, (i) the receipt of the Company Termination Fee pursuant to Section 7.02(b) shall be the sole and exclusive remedy of Parent, Merger Sub, any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other representatives or Affiliates (collectively, “Parent Related Parties”) against the Company, the Company Subsidiaries or their respective former, current or future officers, directors, employees, shareholders, optionholders, members, managers, Affiliates and representatives (collectively, “Company Related Parties”) for any and all losses or damages suffered or incurred as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise; and (ii) no Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Except as provided in Section 7.02(a), in the event that either party receives full payment of the Company Termination Fee pursuant to Section 7.02(b) or the Parent Termination Fee pursuant to Section 7.02(c), as applicable, under circumstances where a Company Termination Fee or Parent Termination Fee, as applicable was payable, (i) the receipt of the Company Termination Fee pursuant to Section 7.02(b) or the Parent Termination Fee pursuant to Section 7.02(c), as applicable, shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties or the Company Related Parties against the Parent Related Parties, as applicable, for any and all losses or damages suffered or incurred as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise; and (ii) no Company Related Party or Parent Related Party, as applicable, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except in each case, that no such payment of the Company Termination Fee or the Parent Termination Fee, as applicable, shall relieve the Company Related Parties or Parent Related Parties, as applicable, of any damages, costs, expenses or liabilities resulting from any actual and intentional fraud or Intentional Breach of this Agreement that occurs prior to the termination of this Agreement. The parties acknowledge and agree that neither of (i) any payment of the Parent Termination Fee nor (ii) any payment of the Company Termination Fee is a penalty but rather is a reasonable amount that is intended to compensate for any and all losses or damages suffered or incurred by any of the Company Related Parties or the Parent Related Parties, as applicable, or any other person in connection with this Agreement (and the termination hereof), the Merger and the other Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and no Company Related Party or Parent Related Party, as applicable, or any other person shall be entitled to bring or maintain any claim or any other Proceeding against any Parent Related Party or Company Related Party, as applicable, arising out of this Agreement, any of the Transactions or any matters forming the basis for termination except in the case of actual and intentional fraud or Intentional Breach of this Agreement. If either party fails to promptly pay the Company Termination Fee or Parent Termination Fee, as applicable, as and when due pursuant to this ARTICLE VII, and, in order to obtain such amount, the other party commences a Proceeding that results in a judgment against such party for the Company Termination Fee or Parent Termination Fee, as applicable, the non-prevailing party shall pay to the prevailing party (A) its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Proceeding and (B) interest on the Company Termination Fee or Parent Termination Fee, as applicable, at the prime rate published in The Wall Street Journal for the relevant date such amount was required to be made from such date through the date of payment.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained in this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing, shall be sent by email (provided that no “bounce back” or similar message of non-delivery is received with respect thereto), by reputable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed to have been duly given (a) when delivered if delivered in person or when sent if sent by email, (b) on the fifth Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub (or, from and after the Effective Time, the Surviving Corporation), to:

Merck KGaA, Darmstadt, Germany

Frankfurter Strasse 250

64293 Darmstadt, Germany

Attention: Group General Counsel

Email: [***]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Matthew G. Hurd; Eric M. Krautheimer; York Schnorbus; Florian J. Späth

Email: hurdm@sullcrom.com; krautheimere@sullcrom.com; schnorbusy@sullcrom.com; spaethf@sullcrom.com

If to the Company (prior to the Effective Time) to:

Bio-Techne Corporation

614 McKinley Place N.E.

Minneapolis, MN 55413

Attention: Shane Bohnen, Senior Vice President, General Counsel and Secretary

Email: [***]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603
Attention: Beth E. Berg; Michael A. Gordon; Sally Wagner Partin

Email: bberg@sidley.com; mgordon@sidley.com; swagnerpartin@sidley.com

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement. The Company Disclosure Letter does not form part of the Plan of Merger but instead operates upon the terms of this Agreement as provided herein.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment or transfer in violation of the preceding sentence shall be void; provided, that Parent may designate another Wholly Owned Subsidiary of Parent to be a constituent corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Wholly Owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Wholly Owned Subsidiary as of the date of such designation; provided, further, that such designation shall not impede or delay the consummation of the Transactions or otherwise impair the rights of the Company or the shareholders of the Company under this Agreement and no such designation permitted pursuant to this proviso shall relieve Parent or Merger Sub of its obligations under this Agreement. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.06 Parties in Interest. Except (a) for ARTICLE II, which, after the Closing, shall be for the benefit of any person entitled to payment thereunder (each of whom shall be an express third-party beneficiary of this Agreement), (b) for Section 5.08, which, after the Closing, shall be for the benefit of each Indemnified Party, such Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s representatives (each of whom shall be an express third-party beneficiary of this Agreement), and (c) that the Company shall have the right, on behalf of the holders of Shares and Equity Awards (who are third-party beneficiaries hereunder solely to the extent necessary for this clause (c) to be enforceable), and Parent shall have the right, on behalf of its shareholders (who are third-party beneficiaries hereunder solely to the extent necessary for this clause (c) to be enforceable), to pursue equitable relief and, to the extent recoverable pursuant to Section 7.02(a), to pursue and recover damages against the party committing an Intentional Breach (including based on the loss of any premium or any other economic entitlement that the Company’s or Parent’s shareholders, as applicable, would be entitled to receive pursuant to the terms of this Agreement if the Merger were consummated in accordance with its terms); provided that, in the case of the Company, the rights granted pursuant to clause (c) shall be enforceable only by the Company or Parent, as applicable, in its sole and absolute discretion, on behalf of such holders in accordance with Section 302A.611, Subd. 1a, of the MBCA, and any amounts received by such party in connection therewith may be retained by such party. Except for the limitations of liability of the Company Related Parties set forth in Section 7.02(d), Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement; provided that the persons named in clause (a) or (b) of this sentence shall be entitled to enforce their rights under this Agreement. The parties further agree that the rights of third-party beneficiaries under clauses (a) and (b) of the preceding sentence shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with

Section 8.12 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References in this Agreement to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to any Law shall be deemed to refer to such Law as amended from time to time and to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date or dates). The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise specified, (i) the words “made available to,” “delivered to” or “disclosed to” Parent or Merger Sub (or words of similar import) include the documents (x) posted to the electronic data room prepared in anticipation of this Agreement and to which Parent and its Representatives have received access, to the extent requested, or otherwise provided to Parent or its Representatives in response to a due diligence request from Parent or its Representatives or otherwise, prior to 2:00 a.m. (New York City time) on the date of this Agreement and not subsequently removed prior to the execution of this Agreement or (y) included as an exhibit to the Company SEC Documents filed with, or furnished to, the SEC by the Company at least two Business Days prior to the date of this Agreement and (ii) references to the “parties” shall mean the Company, Parent and Merger Sub.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and any Proceedings arising out of or relating to this Agreement and the Transactions shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof except with respect to the fiduciary duties of the Company Board and except to the extent the laws of Minnesota are mandatorily applicable to the Merger, which fiduciary duties and which provisions shall be governed by, and construed in accordance with, the Laws of the State of Minnesota.

(b) Each of the parties irrevocably agrees that any Proceeding arising out of or relating to this Agreement or the Transactions brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties agrees not to commence any Proceeding relating to this Agreement or the Transactions except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described in this Agreement. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware, as described in this Agreement, for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.08.

Section 8.09 Counterparts and Exchange by Electronic Transmission. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement may be executed by .PDF or by other means of electronic signature, and the exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall, in each case, be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. In circumstances where Parent and Merger Sub are obligated to consummate the Transactions and the Transactions have not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its shareholders and that the Company on behalf of itself and its shareholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Transactions. Each party hereto further agrees that no other party hereto or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party hereto further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages or other remedy at law would provide an adequate remedy for any such breach. The parties hereto acknowledge and agree that time is of the essence and that the parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including as a result of any dispute over the parties’ obligations to consummate the Transactions. It is accordingly agreed that, as to any claims or Proceedings in which a party hereto seeks specific performance or other equitable relief pursuant to this Section 8.10, the parties shall use their reasonable best efforts to seek and obtain an expedited schedule for such Proceedings and shall not oppose any party’s request for expedited Proceedings.

(b) Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including, if applicable, under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance under this

Section 8.10 prior, or as a condition, to exercising any termination right under ARTICLE VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of ARTICLE VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.10.

Section 8.11 Amendment. This Agreement may be amended by the parties at any time before or after obtaining the Company Shareholder Approval; provided, however, that (a) after obtaining the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (b) no amendment shall be made to this Agreement after the Effective Time. Except as required by applicable Law, no amendment of this Agreement by the Company shall require the approval of the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

Section 8.12 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after obtaining the Company Shareholder Approval, there shall be no amendment of or waiver under this Agreement that would require the further approval of the shareholders of the Company under the MBCA without such approval having first been obtained. Any extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.13 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 8.11 or an extension or waiver pursuant to Section 8.12 shall, in order to be effective, require notice thereof to the other parties hereto as contemplated by Section 8.02. Termination of this Agreement before the Effective Time shall not require the approval of the shareholders of the Company, the shareholders of Parent or the shareholder of Merger Sub.

* * * * * * * *

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

Merck KGaA, Darmstadt, Germany

By:	/s/ Roman Werth
Name:	Roman Werth
Title:	Head of Corporate Strategy, Mergers &
Acquisitions & M Ventures

By:	/s/ Tina Sandmann
Name:	Tina Sandmann
Title:	Group General Counsel

EMD Holdings NewCo, Inc.

By:	/s/ Anthony O'Donnell
Name:	Anthony O’Donnell
Title:	President

Bio-Techne Corporation

By:	/s/ Kim Kelderman
Name:	Kim Kelderman
Title:	President and Chief Executive Officer

[Agreement and Plan of Merger]

Annex I

Defined Terms

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of information that are not materially less restrictive in nature to the counterparty in the aggregate in the good faith judgment of the Company than those contained in the Confidentiality Agreement; provided, however, that such agreement (a) need not contain a standstill or restriction on exclusive arrangement with financing sources, (b) can otherwise be less favorable to the Company if the Company offers to Parent to amend the Confidentiality Agreement to incorporate the terms contemplated by this clause (b) and (c) shall not restrict the Company from providing the information required to be provided to Parent pursuant to this Agreement, including Section 5.05.

“Affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership interests, by contract or otherwise.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration multiplied by the number of Shares issued and outstanding immediately prior to the Effective Time (other than the Company Restricted Stock and the Shares canceled pursuant to Section 2.01(a)(ii)).

“Aggregate Equity Award Consideration” means the aggregate amount of Equity Award Consideration payable pursuant to Section 2.03(a).

“Aggregate Merger Consideration” means the sum of (a) the Aggregate Common Stock Consideration plus (b) the Aggregate Equity Award Consideration.

“AI Inputs” shall mean any and all data, content or materials of any nature (including text, numbers, images, photos, graphics, video, audio or computer code) used to train, validate, test, improve or deploy any AI Technology.

“AI Technology” shall mean any and all technologies, tools, systems or methodologies that involve or implement artificial intelligence (whether generative, predictive, discriminative or otherwise), including machine learning, deep learning, statistical learning algorithms, models (including large language models), neural networks, classifiers and other artificial intelligence tools or methodologies and all algorithms and software implementations of any of the foregoing.

“Anti-Corruption Laws” means all applicable Laws relating to bribery, corruption, kick-backs, or money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2010, all Laws enacted to

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implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001 and the Anti-Money Laundering Act of 2020.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Applicable Date” means the date that is five years prior to the date of this Agreement; provided, that for purposes of Section 3.22 and solely with respect to Global Trade Control Laws administered and enforced by OFAC, “Applicable Date” means April 24, 2019.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York, Minneapolis, Minnesota or Frankfurt, Germany.

“Clean Team Agreement” means the Clean Team Agreement, dated as of June 9, 2026 between the Company and Parent.

“Code” means the Internal Revenue Code of 1986.

“Company Bylaws” means the Fourth Amended and Restated Bylaws of the Company, as amended, restated, supplemented or otherwise modified.

“Company Charter” means the Amended and Restated Articles of Incorporation of the Company, as amended, restated, supplemented or otherwise modified.

“Company Credit Agreement” means the Amended and Restated Credit Agreement, dated August 31, 2022, by and among the Company, the guarantors parties thereto, the lenders parties thereto and BMO Harris Bank N.A.

“Company Intellectual Property” means Intellectual Property that is owned or purported to be owned by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any change, circumstance, occurrence, event or effect (each an “Effect”) that, individually or when taken together with all other Effects, has had a material adverse effect on the business, financial condition, assets, liabilities or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect to the extent arising out of or resulting from the following shall, alone or in combination, constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the negotiation, entry into, announcement or pendency of this Agreement or the Transactions, the performance by the Company or any Company Subsidiary of this Agreement (other than its obligations under Section 5.01(a)) or the consummation of the Transactions, in each case, including (i) by reason of the identity of, or any facts or circumstances relating to, Parent or Merger Sub or any of their respective Affiliates, (ii) by reason of any communication by Parent or any of its Affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and (iii) the failure to obtain

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any third-party consent in connection with the Transactions (provided, that the exception in subclause (iii) of and the exception with respect to the entry into or the performance by the Company or any Company Subsidiary of this Agreement in this clause (a) shall not apply to references to “Company Material Adverse Effect” with respect to any representation or warranty set forth in Section 3.04); (b) any change or trend in or Effect affecting the economy, the general business, financial or market conditions or the financial, debt, credit or securities markets in the United States or elsewhere in the world (including interest rates, exchange rates, tariffs and trade wars and the suspension of trading in securities generally on Nasdaq), or any change or trend in or Effect affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (c) the issuance of any executive order, any development or change in applicable Law or GAAP or other applicable accounting standards or the interpretation of any of the foregoing; (d) any action taken by the Company or any of the Company Subsidiaries that is expressly contemplated or required by this Agreement (other than its obligations under Section 5.01(a)), including any action required under this Agreement to obtain approvals and consents under any Antitrust Laws or Investment Screening Laws for the consummation the Transactions) or at Parent’s request or the failure of the Company or any Company Subsidiaries to take any action that is prohibited by this Agreement (including under Section 5.01 to the extent Parent unreasonably fails to provide its consent to such action after receipt of a written request therefor in accordance with Section 5.01); (e) any change in or Effect affecting political, geopolitical, social or regulatory conditions (including any governmental shutdown or slowdown); (f) the commencement, occurrence, continuation or escalation of any armed hostilities or acts of war (whether or not declared) or terrorism (including any declaration of a national emergency) (but, in each case, excluding any cyberattack, data breach or cyberterrorism); (g) the commencement, occurrence, continuation or escalation of any malicious cyber-enabled activities (including cyberterrorism, ransomware, malware, hacking, data breach, data loss, cybercrime or other unauthorized cyber intrusions); (h) any Proceedings made or brought by any of the current or former securityholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former securityholders) or any other person relating to or arising out of this Agreement or any of the Transactions; (i) the existence, occurrence, continuation or escalation of any acts of God, force majeure events, any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or weather-related events, (j) any national, international or regional calamity, crisis or emergency, any civil unrest, civil disobedience, protests, public demonstrations or any disease outbreak, pandemic or epidemic; (k) any breach by Parent or Merger Sub of this Agreement; or (l) any changes in the market price or trading volume of the Shares, any changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries or any failure of the Company or any Company Subsidiary to meet any internal or external projections, guidance, forecasts or estimates of revenues, earnings, cash flow, cash position or other financial or performance results or metrics (whether made by the Company or third parties) for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause (l) shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (k)) from being taken into account in determining whether a Company Material

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Adverse Effect has occurred), provided that this clause (l) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or metrics for any period; provided that with respect to clauses (b), (c), (e), (f), (g) and (j) such Effects may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the same industries in which the Company and the Company Subsidiaries operate.

“Company Products” means the products and services made available by the Company or any Company Subsidiary.

“Company Representatives” means the Company’s directors, officers, investment bankers and counsel, in each case, to the extent acting on the behalf or at the direction of the Company.

“Company Stock Plan” means the Company’s 2020 Equity Incentive Plan (f/k/a the Company’s Second Amended and Restated 2010 Equity Incentive Plan, as amended), as amended from time to time.

“Company Stock Purchase Plan” means the Bio-Techne Corporation 2014 Employee Stock Purchase Plan.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Termination Fee” means an amount in cash equal to $230,455,000.

“Competing Proposal” means, other than the Transactions, any proposal or offer from any person, persons or group (other than Parent, Merger Sub or any of their respective Affiliates) relating to (a) any direct or indirect acquisition or purchase from the Company or the Company Subsidiaries, in a single transaction or a series of transactions (whether or not concurrently and whether or not in connection with a single or multiple definitive agreements with such person or persons with respect to such transaction or series of transactions), of (i) more than 20% (based on the fair market value thereof) of assets (including capital stock of the Company Subsidiaries, and by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which the Company or any Company Subsidiary is a party) of the Company and the Company Subsidiaries, taken as a whole, (ii) more than 20% of the outstanding Shares, or (iii) more than 20% of the consolidated business, revenues or net income of the Company and the Company Subsidiaries, taken as a whole; or (b) any tender offer or exchange offer that, if consummated, would result in any person, persons or group owning, directly or indirectly, more than 20% of the outstanding Shares; or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which the Company or any Company Subsidiary is a party pursuant to which (i) any person, persons or group (or the shareholders of any such person(s)) would own, directly or indirectly, more than 20% of the voting securities of the Company or of the surviving entity in a merger involving the

Annex - 4

Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions or (ii) the owners of outstanding Shares immediately prior to such transaction would own less than 80% of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions.

“Confidentiality Agreement” means the letter agreement regarding confidentiality between the Company and Parent, dated June 2, 2026.

“Contract” means any legally binding agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license or other legal commitment (other than any purchase, sale or work order) to which a person or entity is a party.

“Device Regulatory Laws” means Laws administered by the FDA or any other Governmental Entity relating to the regulation of the procurement, raw material sourcing, design, research, development, testing, studying, manufacturing, quality, licensing, production, processing, handling, packaging, labeling, storage, advertising, use, promotion, marketing, complaint handling, adverse event reporting, medical device report submission, importation, exportation, sale and distribution of medical devices or components thereof, and any analogous applicable Laws of any applicable state or jurisdiction.

“Environmental Laws” means all Laws concerning pollution or protection of the environment (including those relating to the use, handling, transport, treatment, storage or Release of any Hazardous Substance), each as in effect as of the date of this Agreement.

“Environmental Permits” means any permit, registration, license or other authorization required under any applicable Environmental Law.

“Equity Award” means, collectively, all RSU Awards, PSU Awards, Company Options and Company Restricted Stock Awards.

“Equity Award Consideration” means the RSU Consideration, the PSU Consideration, the Option Consideration and the Restricted Stock Consideration.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Excluded Shares” means all Shares canceled pursuant to Section 2.01(a)(ii) and Dissenting Shares.

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“FDA” means the United States Food and Drug Administration, or any successor agency thereto, having the administrative authority to regulate the marketing of human pharmaceutical products or biological therapeutic products, delivery systems and devices in the United States of America.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Generative AI” means generative AI Technology or similar tools capable of automatically producing various types of content (such as source code, text, images, audio and synthetic data) based on user-supplied prompts.

“Global Trade Control Laws” means (a) all Laws imposing trade and economic sanctions on any person, including all sanctions Laws or embargos imposed or administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union or any member state thereof, and His Majesty’s Treasury, (b) all anti-boycott Laws administered by the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury and (c) all Laws relating to the import, export, deemed export, re-export, deemed re-export or transfer of information, data, goods, software and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), the International Traffic in Arms Regulations administered by the U.S. Department of State, the export control Laws and regulations of the European Union or any member state thereof and the United Kingdom, and customs and import Laws administered by U.S. Customs and Border Protection.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 812, and equivalent foreign Laws to which the Company or any Company Subsidiary is subject.

“Governmental Entity” means any United States or foreign national, federal, state, county, municipal or local government, or other governmental or regulatory body, including any Notified Body, or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” means any substance, material, chemical or waste that is defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic substance,” “pollutant” or “contaminant” under any Environmental Law, including petroleum, asbestos, radioactive materials and polychlorinated biphenyls.

“Healthcare Law” means any Law to the extent applicable to the Company or any Company Subsidiary relating to the procurement, research, development, testing,

Annex - 6

manufacture, production, use, sale, marketing, promotion, advertising, processing, packaging, labeling, distribution, storage, importation, exportation, or safety surveillance and reporting of drugs, biologics, diagnostic tests, medical devices, combination products, chemical and biological materials any other healthcare or life sciences items or services, or any instruments or tools used in connection with any of the foregoing, or relating to the operation of clinical and research laboratories of any of the foregoing, including: (a) U.S. Federal Food, Drug and Cosmetic Act, the U.S. Public Health Service Act, and their respective implementing regulations, current Good Clinical Practices, Good Laboratory Practice Requirements, Good Manufacturing Practices and any foreign equivalents of the foregoing; (b) Clinical Laboratory Improvement Amendments of 1988 and its implementing regulations, state laboratory licensing and laboratory permit Laws, and any foreign equivalents of the foregoing; (c) the Medicare Program Laws and Laws relating to Medicaid programs; (d) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals or provider incentives generally or under the following statutes: the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark laws (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347) and any similar state fraud and abuse laws; (e) any Laws imposed or enforced by the U.S. Department of Health and Human Services and all other healthcare Laws and regulations from any domestic or international jurisdiction; (f) the Patient Protection and Affordable Care Act (Pub. L. 111-148); (g) the federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); (h) any related or analogous Laws imposed by any state or foreign jurisdiction; and (i) any Laws or guidelines related to the claimed intended use, compliance and marketability of the Company Products and related services provided by the Company and the Company Subsidiaries.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), other than indebtedness for borrowed money between the Company and any of its Wholly Owned Subsidiaries or between the Wholly Owned Subsidiaries of the Company (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations pursuant to securitization or factoring programs or arrangements, (d) net cash payment obligations of such person under foreign exchange Contracts, swaps (including interest rate and currency obligation swaps), options, derivatives, collars, caps and other hedging Contracts or arrangements that shall be payable upon termination thereof (assuming termination on the date of determination), (e) letters of credit, bank guarantees, performance bonds, surety bonds, and other similar Contracts or arrangements entered into by or on behalf of such person and (f) obligations of the Company or any of the Company Subsidiaries to guarantee

Annex - 7

any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries.

“Insurance Policies” means all material insurance policies and arrangements held, as of the date of this Agreement, by or for the benefit of the Company, any Company Subsidiary or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary (in each case, other than Company Benefit Plans or insurance policies maintained in connection therewith).

“Intellectual Property” means all rights in or to any and all of the following in any jurisdiction throughout the world, whether or not registered: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, trade names, corporate names, service names, symbols, logos, trade dress, packaging design, slogans, Internet domain names, uniform resource locators and other similar identifiers of origin and the goodwill associated therewith or symbolized thereby; (b) published and unpublished works of authorship, whether or not copyrightable (including software, whether in source code or object code format), databases and other compilations of information, copyrights, mask work rights and all common law rights and moral rights therein; (c) Trade Secrets; (d) patents (including design patents), inventions, discoveries and invention disclosures; (e) all other intellectual property, industrial or proprietary rights; and (f) registrations and applications with respect to each of the foregoing, and all related continuations, continuation-in-part, divisionals, renewals, reissues, re-examinations, substitutions, extensions, restorations and reversions thereof.

“Intentional Breach” means, with respect to any agreement or covenant of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of this Agreement that the breaching party takes (or fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause a material breach of this Agreement.

“Intervening Event” means any occurrence, fact or development (other than any occurrence, fact or development relating to a Competing Proposal or any proposal, offer or indication of intent that would reasonably be expected to lead to or result in, a Competing Proposal) that (a) is material to the Company and the Company Subsidiaries, taken as a whole, (b) either (i) is not known or reasonably expected to be known to or by the Company Board as of the date of this Agreement or (ii) if known or reasonably expected to be known to or by the Company Board as of the date of this Agreement, the consequences of which are not known or reasonably foreseeable by the Company Board as of the date of this Agreement and (c) becomes known to the Company Board prior to obtaining the Company Shareholder Approval; provided, that in no event shall the following, individually or in the aggregate, constitute an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (i) any event, change, developing circumstance, fact or effect resulting from a breach of this Agreement by the Company or (ii) any change, in and of itself, in the market price or trading volume of the Shares.

Annex - 8

“Investment Screening Laws” means any applicable foreign Laws that are designed or intended to screen, prohibit or regulate foreign investment on public order or national security grounds.

“IT Assets” means technology devices, computers, hardware, software, firmware or middleware included in software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology equipment.

“Key Customer” has the meaning set forth in Section 3.25.

“Key Supplier” has the meaning set forth in Section 3.25.

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1(A) of the Company Disclosure Letter (without independent investigation) as of the date of this Agreement and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge of Parent’s Group General Counsel Tina Sandmann.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree, in each case, of any Governmental Entity.

“Lien” means any lien, mortgage, trust deed, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, lease, license, title or survey defect, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Material Subsidiary” means a Company Subsidiary that has the meaning ascribed to “Significant Subsidiary” in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Nasdaq” means Nasdaq Stock Market LLC.

“Notified Body” means a conformity assessment body accredited, licensed, authorized or approved by the applicable national accreditation body, government agency, department or other authority to assess and certify the conformity of a medical device, including in vitro diagnostic medical device, with the applicable requirements of Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices, Regulation (EU) 2017/746 of the European Parliament and of the Council of 5 April 2017 on in vitro diagnostic medical devices, and applicable harmonized standards.

“Off-the-Shelf Software” means any software product or service that is generally available to the public for an annual fee of less than $500,000 for each license of such software product.

Annex - 9

“Order” means any order, verdict, decision, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Entity, whether preliminary, interlocutory or final.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Termination Fee” means an amount in cash equal to $576,140,000.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business; (c) Liens securing Indebtedness (including pursuant to the Company Credit Agreement) or liabilities that are reflected in the Company SEC Documents filed on or prior to the date of this Agreement or the Company Financial Statements or that the Company or any Company Subsidiary is permitted to incur under Section 5.01; (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey; (e) title to any portion of the Real Property lying within the right of way or boundary of any public road or private road; (f) rights of parties in possession; (g) Liens imposed or promulgated by Law (other than in respect of Taxes); (h) easements, rights of way, restrictions, covenants or other similar matters that are not material in amount or do not materially detract from the value or materially impair the existing use of the subject Real Property; (i) Liens that affect the underlying fee interest of any leased Real Property; (j) licenses, options or other covenants of, or other contractual obligations with respect to, any Intellectual Property; (k) all matters and exceptions set forth in any title insurance policies or commitments, if any, made available to Parent prior to the date of this Agreement and (l) such other Liens that do not, individually or in the aggregate, materially adversely affect the value of or the use of such property for its current purposes.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” means any information that (a) identifies or could reasonably be used, alone or in combination with other information held by the Company or any of the Company Subsidiaries, to identify an individual, household or device and (b) is subject to any applicable Laws governing the privacy, security or Processing of such information.

“Privacy Requirements” means any applicable Laws or Contracts, or any public-facing policies of the Company or any Company Subsidiary, applicable to the privacy, security, protection or Processing of Personal Information by the Company or a Company Subsidiary.

Annex - 10

“Process” or “Processing” means, with respect to data, the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, destruction or anonymization of such data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity, Internet domain name registrar.

“Release” means the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching of a Hazardous Substance into the environment.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Solvent” when used with respect to any person, means that, as of any date of determination:

(a) the Fair Value (as defined below) of the assets of such person shall be greater than the total amount of the liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed) of such person;

(b) such person shall be able to pay its debts and obligations in the ordinary course of business as they become due; and

(c) such person shall have adequate capital to carry on its businesses and all businesses in which it is about to engage.

For the purposes of this definition of “Solvent”, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of a person would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Competing Proposal (with all percentages in the definition of Competing Proposal changed to 50%) made after the date of this Agreement by any person or persons or group on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with its outside financial advisor(s) and outside legal counsel, and considering such factors as the Company

Annex - 11

Board (or any committee thereof) considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal) would result in a transaction or series of related transactions that is or are more favorable to the shareholders of the Company from a financial point of view than the Transactions (including (i) any changes to the terms and conditions of this Agreement proposed in writing by and binding on Parent in response to such Competing Proposal or otherwise and (ii) after taking into account any applicable Company Termination Fee).

“Tax” and “Taxes” means any and all taxes of any kind, including federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report, form or similar statement filed or required to be filed with respect to any Tax including any election, information return, claim for refund, amended return or declaration of estimated Tax, including any statements, schedules or attachments thereto.

“Trade Secrets” means trade secrets, know-how and confidential or proprietary information.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, gross receipts, registration, transfer, transfer gain, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any other similar foreign, state or local applicable Law.

“Wholly Owned Subsidiary” means, with respect to any person, any Subsidiary of such person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned by such person.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2026 By-Jurisdiction Revenue	Section 5.06(e)
Additional Consents	Section 5.06(e)
Agreement	Preamble
Antitrust Laws	Section 3.04(b)
Articles of Merger	Section 1.03
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Shares	Section 2.01(a)(i)
Burdensome Condition	Section 5.06(c)

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Certificate	Section 2.01(a)(i)
Change of Company Recommendation	Section 5.03(d)
Closing	Section 1.02
Closing Date	Section 1.02
Closing FIRPTA Certificate	Section 2.05
Closing FIRPTA Notice	Section 2.05
Company	Preamble
Company 401(k) Plan	Section 5.10(f)
Company Benefit Plan	Section 3.13(a)
Company Board	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	ARTICLE III
Company Employee	Section 5.10(a)
Company Financial Statements	Section 3.06(a)
Company Material Contract	Section 3.20(a)
Company Options	Section 2.03(a)(i)
Company Permits	Section 3.05(a)
Company Recommendation	Section 5.04(d)
Company Related Parties	Section 7.02(d)
Company Restricted Stock	Section 2.03(d)
Company Restricted Stock Award	Section 2.03(d)
Company SEC Documents	Section 3.06(b)
Company Shareholder Approval	Section 3.28
Company Shareholder Meeting	Section 5.04(c)
Company Undesignated Stock	Section 3.02(a)
Continuation Period	Section 5.10(a)
Dissenting Shares	Section 2.04
Dissenting Shareholder	Section 2.04
Effective Time	Section 1.03
ERISA	Section 3.13(a)
Exchange Fund	Section 2.02(a)(ii)
FDA Application Integrity Policy	Section 3.16(e)
Financing Uses	Section 4.07
First Extended Outside Date	Section 7.01(b)(i)
Indemnified Liabilities	Section 5.08(a)
Indemnified Party	Section 5.08(a)
IRS	Section 3.13(a)
Maximum Amount	Section 5.08(b)
MBCA	Recitals
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
Merger Sub	Preamble
Notice of Change of Recommendation	Section 5.03(d)(ii)
Opinion	Section 3.26
Option Consideration	Section 2.03(a)
Outside Date	Section 7.01(b)(i)

Annex - 13

Parent	Preamble
Parent 401(k) Plan	Section 5.10(f)
Parent Cash-Based Option Award	Section 2.03(a)(ii)
Parent Cash-Based Restricted Share Award	Section 2.03(d)
Parent Cash-Based RSU Award	Section 2.03(b)
Parent Plans	Section 5.10(a)
Parent Related Parties	Section 7.02(d)
Paying Agent	Section 2.02(a)(i)
Payoff Letter	Section 5.15(a)
Permit	Section 3.05(a)
Plan of Merger	Section 1.05
Pre-Closing Period	Section 5.01(a)
Proceeding	Section 3.11
PSU	Section 2.03(c)
PSU Award	Section 2.03(c)
PSU Consideration	Section 2.03(c)
Real Property	Section 3.17(a)
Registered Intellectual Property	Section 3.19(a)
Remedy	Section 5.06(b)
Required Approvals	Section 6.01(b)
Restricted Stock Consideration	Section 2.03(d)
RSUs	Section 2.03(b)
RSU Award	Section 2.03(b
RSU Consideration	Section 2.03(b
Sarbanes-Oxley Act	Section 3.06(b)
Share	Section 2.01(a)(i)
Specified Date	Section 3.02(a)
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.27
Transactions	Recitals
Transaction Litigation	Section 5.13
Treasury Regulation	Section 2.05
Unvested Option Consideration	Section 2.03(a)(ii)
Vested Option Consideration	Section 2.03(a)(i)

Annex - 14

Exhibit A

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BIO-TECHNE CORPORATION

(A Minnesota corporation)

ARTICLE I

The name of the Corporation is “Bio-Techne Corporation” (the “Corporation”).

ARTICLE II

The purpose of the Corporation is to engage in any business purpose or purposes for which corporations may be formed under Minnesota Statutes, Chapter 302A. Subject to any limitations set forth by Minnesota Statutes, Chapter 302A, or these Articles of Incorporation, the Corporation shall have all powers necessary or convenient to carry out the purposes for which it is incorporated.

ARTICLE III

The Corporation is authorized to issue an aggregate of 100 shares of capital stock, all of which shall be designated Common Stock, having a par value of $0.01 per share.

ARTICLE IV

The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.

ARTICLE V

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation, except to the extent provided by written agreement with the Corporation.

ARTICLE VI

The initial registered office of the Corporation is located at 2780 Snelling Avenue North, Suite 101, Roseville, Minnesota 55113. The initial registered agent at that registered office is the Corporation Service Company.

ARTICLE VII

Any action required or permitted to be taken at a meeting of the Board of Directors of the Corporation, other than an action requiring shareholder approval under Minnesota Statutes, Chapter 302A, may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the Board of Directors at which all directors were present. The written action is effective when signed, or consented to by authenticated electronic communication, by the required number of directors, unless a different effective time is provided in the written action. If written action is taken by less than all directors, all directors shall be notified immediately of the text and effective date of the written action.

ARTICLE VIII

Any action required or permitted to be taken at a meeting of shareholders of the Corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having at least the minimum voting power required to take the same action at a meeting of shareholders at which all shares entitled to vote on the action were present and voted, but in no event may written action be taken by holders of less than a majority of the voting power of all shares entitled to vote on that action. The written action is effective when signed, or consented to by authenticated electronic communication, by the required shareholders, unless a different effective time is provided in the written action. If written action is taken by less than all shareholders, all shareholders who did not sign or consent to the written action shall be notified of its text and effective time within five days after its effective time.

ARTICLE IX

To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as director.